As filed with the Securities and Exchange Commission on August 20, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

Under Schedule B

of

THE SECURITIES ACT OF 1933

The State Treasury of the

Republic of Poland

(Name of Registrant)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(Name and address of authorized agent in the United States)

It is requested that copies of notices and communications

from the Securities and Exchange Commission be sent to:

Francis Fitzherbert-Brockholes, Esq.

White & Case LLP

7-11 Moorgate

London EC2R 6HH

England

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

The securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Debt Securities	$1,000,000,000	100%	$1,000,000,000	$80,900

(1)	Estimated solely for purposes of determining the registration fee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $600,000,000 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-89650 under Schedule B and not previously sold in the United States, in respect of which a filing fee of $55,200 was previously paid. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

CROSS REFERENCE SHEET

Pursuant to Rule 404(a) between Schedule B of the Securities Act of 1933 and the Prospectus and the Registration Statement

Schedule B Item	Heading in Prospectus or location in Registration Statement
1	Cover Page
2	Use of Proceeds
3	Public Debt; Tables and Supplementary Information
4	Public Debt
5	Public Finance
6	*
7	Authorized Agent in the United States
8	*
9	*
10	Plan of Distribution*
11	**
12	Validity of the Securities
13	*
14	**

*	Information to be provided from time to time in the prospectus supplements and pricing supplements to be delivered in connection with the offering of debt securities.
**	Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

P R O S P E C T U S

THE STATE TREASURY

of

THE REPUBLIC OF POLAND

Represented by

The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to $1,600,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

August 20, 2003

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission, or SEC, under a “shelf” registration process. Under this shelf process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $1,600,000,000. This prospectus provides you with basic information about the Republic of Poland, or Poland, and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “dollars” or “$” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty, all references to “€” are to the euro, the currency of the European Union, or the EU, all references to “£” are to the British pound and all references to “¥” are to the Japanese yen. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from złoty into dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty dollar exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	1998	1999	2000	2001	2002
	(PLN per $)
Year end	3.5040	4.1483	4.1432	3.9863	3.8388
Average for year	3.4937	3.9675	4.3464	4.0939	4.0795

Source:  National Bank of Poland

On July 31, 2003, the official middle exchange rate was PLN 3.8721 = $1.00. For information on the convertibility of the złoty, see “Monetary and Financial System—Exchange Rate Policy”.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated all references to gross domestic product, or GDP, are to real GDP. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index, or CPI, of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding (among other things) Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to have been correct.

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements. See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory of 322,577 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 788 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands, traversed by its main river, the Vistula, with lakes, rivers and marshes throughout the northern and central regions and several mountain ranges, including the Tatras, in the south. There are approximately 90,000 square kilometers of forest in Poland (approximately 27.9 per cent. of Poland’s total land area) and 185,000 square kilometers of arable land (approximately 57.4 per cent. of Poland’s total land area).

Poland is also one of the most populated countries in Central Europe having a population of approximately 38.2 million. Population density is estimated at approximately 122 persons per square kilometer, with approximately 62 per cent. of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of over 1.6 million. Eighteen other urban centers each have populations in excess of 200,000.

In Poland, education is compulsory and free for children between the ages of seven and 18. At present, approximately 97 per cent. of children continue their education at the secondary school level. The adult literacy rate is estimated to exceed 98 per cent.

Poland is an ethnically and religiously homogeneous country. Approximately 98 per cent. of the population are ethnically Polish and speak Polish as a first language. Germans constitute the largest minority group, numbering approximately 153,000 persons and concentrated principally in Silesia. Smaller ethnic and national groups have cultural ties to such neighboring states as Ukraine, Belarus and Lithuania. It is estimated that approximately 90 per cent. of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I. In September 1939, the German and Soviet invasions of Poland commenced six years of military, social and economic devastation. At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government. Government policy during this period was guided by a program of nationalization of industry, expropriation of large landholdings, central planning of the economy and the suppression of political dissent. In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party. Frequent political and economic crises occurred in the 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the communist Government. On December 13, 1981, in reaction to the threat of general country-wide strikes, the Government declared martial law and outlawed Solidarity. Martial law continued for 18 months until July 1983. In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the communist Government and the democratic opposition led by Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral Parliament. In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in the Parliament signaled the end of the political monopoly of the Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory. In November 1990, the first free national election for President in the post World War II era resulted in the election of Lech Wałesa, who had played an historic role in the formation and leadership of Solidarity. In October 1991, the first free election for the entire Parliament was held. The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

A new constitution was approved by Parliament and by a national referendum in 1997. Under the Constitution, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections according to a system of proportional representation. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum five per cent. share of the popular vote must be gained by a party (eight per cent. for party coalitions) to gain seats. All legislation must be approved by the Sejm and the Senate and signed by the President. The Sejm also has the power to overrule the Senate by a absolute majority vote and to overrule the President by a 60 per cent. majority vote achieved in the presence of at least half of the total number of deputies. The President (with the approval of the Senate) or the Sejm may call a referendum on matters of extreme importance to the country.

Under the Constitution, fascist, communist and racist political parties are banned. The Constitution also confirms the independence of the National Bank of Poland, or NBP, Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, and grants to the NBP the exclusive power of setting and implementing monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if as a result public debt would exceed 60 per cent. of GDP. There are certain budget-related requirements that apply if public debt exceeds 50 per cent. of GDP. See “Public Debt—Debt Management”. In addition, under the Constitution a budget act, after 1999, cannot provide for financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government or the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints the Supreme Court and nominates the Prime Minister and the president of the NBP, subject to approval by the Parliament. The current President, Aleksander Kwasniewski, was elected in November 1995 and re-elected in 2000. The next Presidential election will take place during the second half of 2005.

The Prime Minister is the head of the Council of Ministers and, subject to confirmation by the President, is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

In January 1999, regional administration in Poland underwent major reform. Poland was divided into 16 (previously 49) provinces, known as voivodships, with self governing powers. Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at a local level. A new intermediate level of local government, in the form of counties, known as poviats, was also introduced. As at 31 December, 2002, there were 314 poviats. The basic units of locally elected government, however, are the 2,478 gminas (including 66 cities with poviat status), which are financially autonomous. The gminas are entitled under the Constitution to exercise such powers that are not designated as powers of other public authorities. The gminas are financed by a share of national taxes and by their own revenues, such as local taxes and fees. The gminas are independent of the Government and the Prime Minister may limit their activities only to the extent that their actions conflict with national law.

Judicial authority is vested in the Supreme Court and appellate, regional and lower courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to the interpretation of the Constitution.

Current Government and Politics

The most recent Parliamentary elections were held on September 23, 2001. Following these elections, a coalition Government, led by Prime Minister Leszek Miller, was formed by an electoral coalition of the Democratic Left Alliance, or SLD, the Labor Union, or UP, and the Polish Peasants’ Party, or PSL, all left-of-center parties. The SLD-UP coalition received 41.0 per cent. of the votes in the election, whereas PSL received 9.0 per cent. The SLD-UP coalition and PSL respectively won 46.9 and 9.1 per cent. of the seats in the Sejm and 75.0 and 4.0 per cent. of seats in the Senate. SLD is a social-democrat party of communist descent, with a significant number of leaders (including Mr. Miller) who played a part in pre-1989 politics. PSL is a party which largely represents rural interests. SLD and PSL have previously governed together, between 1993 and 1997.

The main opposition party, Civic Platform, or PO, which won 14.1 per cent. of seats in the Sejm, comprises mainly market-oriented, liberal groups of businessmen and other professionals. These elections also saw, for the first time, an anti-European party, the Polish Families League, or LPR, win seats in the Parliament. Eurosceptic groups are also present in PSL and the populist Samoobrona “Self-Defense” party.

In March 2003, PSL withdrew from the ruling coalition. Although, as a consequence, the coalition lost a majority in the Sejm, the Government does not expect the withdrawal of PSL to have serious implications for economic policy as the Government has not changed its long-term priorities of economic reform, privatization and Poland’s accession to the EU.

The change in the Parliamentary coalition has resulted in an increase in activity of the Parliamentary opposition. However, on June 13, 2003, the Government received a vote of confidence in Parliament. Also in June 2003, certain posts in the Cabinet of Ministers were changed, the most significant of which was the replacement of Minister of Finance Grzegorz W. Kołodko by Andrzej Raczko, the former Undersecretary of State and Deputy Minister of Finance. At the same time, the principal responsibility for the formulation and co-ordination of the Government’s economic policy was shifted from the Minister of Finance to the Minister of Economy, Labor and Social Policy, Jerzy Hausner.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as at June 30, 2003:

Sejm	Seats
Democratic Left Alliance (SLD)	192
Labor Union (UP)	16
Civic Platform (PO)	56
Self-Defense (Samoobrona)	36
Law and Justice (PiS)	43
Polish Peasants’ Party (PSL)	38
Polish Families League (LPR)	28
Popular Conservative Party (SKL)	8
Popular Democratic Party	9
Movement for the Reconstruction of Poland	3
National Catholic Movement (RKN)	5
Polish Popular Block (PBL)	6
Poland’s Agreement (PP)	3
Unaffiliated	17

Total	460

Senate	Seats
Democratic Left Alliance and Labor Union Parliamentary Group (SLD-UP)	75
Senat 2001	14
Peasants’ and Independent Parliamentarians Group	5
Unaffiliated	6

Total	100

The next Parliamentary elections are currently scheduled for September 2005. Local elections are scheduled for the second half of 2006.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 173 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade, or GATT, and is a member of the World Trade Organization, or WTO, the successor to GATT. In 1986, Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund, known as the IMF, having withdrawn its original memberships in 1950. Poland is also a member of the International Finance Corporation, or IFC, and was a founding member of the European Bank for Reconstruction and Development, or EBRD. In 1996, Poland was accepted for full membership in the Organization for Economic Co-operation and Development, known as the OECD.

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association, known as EFTA. By 2001, and in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

In March 1993, Poland was among the founding members of the Central European Free Trade Association, or CEFTA, which currently includes Poland, Bulgaria, Hungary, the Czech Republic, Romania, Slovenia and Slovakia. The underlying Central European Free Trade Agreement consists of a series of bilateral trade agreements which have established a free trade zone among CEFTA member countries for industrial products from January 1, 2002. However, from May 2004, as part of Poland’s accession to the EU, all previous bilateral trade agreements between Poland and other countries will be cancelled. Consequently, Poland, as well as other CEFTA members who accede to the EU will cease to be members of CEFTA.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

Poland was a strong supporter of the U.S.-led coalition in its war against Iraq, contributing two special military units. In September 2003, Poland will take over the administration of one of the four stabilization zones created in Iraq after the war, which will include overseeing 10,000 troops from 15 countries, including 2,300 Polish troops. The participation of Polish troops during and after the Iraq war has caused tension to relations with some EU member states, in particular France and Germany. However, the Government has made an effort to improve relations with those countries, reiterating its strong commitment to the EU. At a meeting in May 2003, between President Kwasniewski and the Presidents of France and Germany in Wrocław, Poland, all parties confirmed their mutual cooperation.

European Union Accession

In December 1991, Poland signed a “Europe Agreement” with the European Community, now the EU, establishing a trade and political association between Poland and the EU. The Europe Agreement became fully effective in 1994 and on April 8, 1994 Poland submitted a formal application for full EU membership.

The accession negotiations between Poland and the EU, were divided into 31 chapters and lasted for more than four years. The outstanding issues of the highest importance and sensitivity, namely Poland’s net budgetary position in relation to the EU budget, the level of financial assistance from the EU structural funds and direct payments for Polish farmers, were agreed at the Copenhagen summit, on December 13, 2002, paving the way for EU enlargement as from May 1, 2004. As a result of the agreement, Poland, along with the other nine candidate countries, is scheduled to participate in the elections for the European Parliament in 2004 as a full member.

Poland and the nine other candidate countries signed the Accession Treaty with the EU on April 16, 2003 in Athens, Greece. The Accession Treaty has to be ratified by each member state. In a referendum which took place on June 7 and 8, 2003, 77.5 per cent. of the 58.9 per cent. of Polish citizens participating in the referendum, voted in support of EU accession and ratification of the Accession Treaty.

Although the basic accession negotiations have been concluded, considerable further effort is needed in order to enable Poland fully to benefit from EU membership. Thus, implementation of the remaining acquis communautaire (the body of EU legislation), reinforcement of the administrative system necessary for absorption of EU structural funds and agricultural payments (such as development of a data gathering system in the agricultural sector) and increasing the efficiency of the judicial system, still remain high priorities in the short term. The European Commission monitors the progress of the candidate countries in relation to these matters and publishes periodic reports. The most recent report was issued in June 2003.

The Government believes that membership of the EU may lead to stronger growth of the Polish economy as well as an increase in trade and foreign direct investment, or FDI. However, membership may also lead to stronger competitive pressures, especially for small and medium sized businesses. Also, until 2013, Polish agricultural producers will have less access to EU funds than their counterparts in current EU member states. See “The Economy—Principal Sectors of the Economy—Agriculture.” Receipt of EU investment is dependent, among other factors, on the readiness of State and local budgets as well as the private sector to absorb inflows and the ability to provide co-financing. According to preliminary Government estimates, in 2004, assuming Poland’s accession to the EU in May 2004, net transfers to Poland (including to the State budget and to private enterprises) will amount to less than €1 billion and will increase to over €2 billion in 2005 and over €3.5 billion in 2006. However, there is no certainty that these amounts will be received by Poland as they are largely dependent on meeting the above-mentioned conditions and on the EU general budget in the upcoming years.

Meeting the EU’s Maastricht criteria, a necessary requirement for adoption of the euro, the common currency of 12 member states of the EU, has been set as an objective of the Government. Every year, the Government submits a Pre-Accession Economic Program, or PEP, to the EU in order to comply with the overall pre-accession fiscal surveillance procedure, and to bring Poland closer to the EU’s economic policy co-ordination procedures. As a member state, Poland will be obliged to comply with economic criteria set for member states wishing to adopt the euro. See “Monetary and Financial System—Monetary Policy”.

THE ECONOMY

Background

In 1990, the first post-communist Government introduced an economic reform program known as the “Economic Transformation Program” or the “Balcerowicz Plan”, named after the first post-communist Deputy Prime Minister and Minister of Finance, Leszek Balcerowicz. This radical economic reform program was designed to stabilize the economy and promote structural reforms. Key elements included drastic reductions in State subsidies to State enterprises, elimination of administrative controls on most prices, introduction of partial convertibility of the złoty and opening the economy to external competition.

After the implementation of the Balcerowicz Plan and throughout the mid 1990s, the average GDP growth rate exceeded five per cent., decreasing between 1998 and 2000 to around four per cent. In 2001, GDP growth slowed to 1.0 per cent. and in 2002, according to preliminary data published by GUS, Poland’s Central Statistical Office, GDP growth was 1.4 per cent. The slowdown was mainly driven by a decrease in domestic demand primarily as a result of stronger than predicted effects of a restrictive monetary policy as well as a general slow-down in world-wide economic conditions.

Between 1998 and mid-2000, Poland experienced a period of volatile inflation rates, with inflation reaching a peak year-on-year CPI rate of 11.6 per cent. in July 2000. However, since then, inflationary pressure eased. Restrictive monetary policy and low domestic demand in 2001 and 2002 resulted in a continued lowering of inflation to 3.6 per cent. in December 2001 and 0.8 per cent. in December 2002.

The years of post-communist reforms have resulted in deep structural changes in the economy, the most significant being the development of the private sector. Prior to 1990, the private sector accounted for less than one quarter of total GDP and was largely concentrated in agriculture, services and small-scale manufacturing. Since then, the private sector has grown substantially and its contribution to production and employment has significantly increased, due to the growth of newly established private enterprises and privatization of State-owned assets and enterprises. In 2001, 75 per cent. of the Polish workforce was working in the private sector, producing 72 per cent. of total value added.

As a general principle, the Government considers it to be inappropriate for it to own and manage businesses. The primary goal of the privatization of State and local government properties is, therefore, to reduce the role of the Government in the Polish economy and to create a favorable environment for private sector development.

In late January 2002, the Government approved a four-year economic plan, entitled “Entrepreneurship—Development—Labor”, known as the EDL Plan, to lower unemployment, develop infrastructure and restore economic growth to 5 per cent. per year by 2005. The EDL Plan also includes proposals for the amendment of Poland’s restrictive labor code, the reduction of bureaucratic obstacles to business (by reducing the number of approvals and permits required to conduct business), the mobilization of new financing for Poland’s infrastructure (by using State guarantees to generate private financing) and the encouragement of employers to hire new graduates (by subsidizing employers’ social security contributions and supporting volunteer jobs in local administration).

To improve the quality of housing and to increase activity in the housing construction sector, the Government plans to implement a program of long-term fixed rate mortgage loans. The structure of expenditures in the budget will be reorganized by redirecting spending away from social transfers to infrastructure modernization projects. The EDL Plan also assumes that Poland will accede to the EU in 2004 and, therefore, aims to prepare the economy for the absorption of pre-accession and structural funds.

Recent Economic Performance

GDP

GDP grew by 4.1 per cent. in 1999, compared to 4.8 per cent. in 1998 and 6.8 per cent. in 1997. The deceleration of the growth rate of GDP in 1998 and 1999 was primarily caused by the Russian economic crisis in August 1998. In 2000, despite very tight monetary conditions, GDP growth remained relatively constant at 4.0 per cent. However, in 2001, a slump in domestic demand continued due to stronger than expected effects of the restrictive monetary policy implemented in September 1999. As a result, in 2001, notwithstanding positive export performance and an increase in consumer demand (by 1.8 per cent. as compared to the year 2000), aggregated domestic demand contracted by 1.9 per cent. due to a lower investment demand and a decrease in inventories, resulting in GDP growth of 1.0 per cent. In 2002, GDP grew 1.4 per cent., with real growth of domestic demand being 0.9 per cent. The slight increase in GDP growth resulted from relatively high individual consumption (up 3.3 per cent. in real terms) and increasing government consumption (up 1.3 per cent. in real terms) due to lower than previously forecast inflation.

The following table sets out nominal and real GDP during the years 1998 to 2002:

	1998(1)	1999(1)	2000(2)	2001(2)	2002(2)
Nominal GDP (in PLN billions)	553.6	615.1	713.4	750.8	772.2
$ equivalent (in billions)	158.4	155.0	164.1	183.4	189.3
Real GDP growth (per cent.)	4.8	4.1	4.0	1.0	1.4
Nominal per capita GDP (in PLN)	14,316	15,914	18,458	19,431	20,200
$ equivalent	4,098	4,011	4,247	4,746	4,900
% change (year-on-year)	10.0	(2.1)	1.7	11.8	3.2
złoty/$ exchange rate (average)	3.4937	3.9675	4.3464	4.0939	95
% change (year-on-year)	6.5	13.6	9.6	(5.8)	(0.05)

(1)	GDP data for the years prior to 2000 are not directly comparable to later data due to a change in methodology.
(2)	Subject to periodic revision.

Source:  GUS—Central Statistical Office

Inflation

Since 1990, the year-on-year CPI inflation rate has gradually declined, from almost 250 per cent. at the end of 1990 to 0.8 per cent. in 2002. The only deviation in this trend was in 1999, when inflation rose from 8.6 per cent. at the end of 1998 to 11.6 per cent. in July 2000. Since then, the CPI rate has decreased steadily as a result of an anti-inflation monetary policy, a high level of supply of agricultural products (which caused inflation in food prices to fall), low domestic demand as a result of high interest rates, declining global crude oil prices and the appreciation of the złoty against other currencies. As at the end of December 2000, the inflation rate was 8.5 per cent. (10.1 per cent. yearly average) and as at the end of December, 2001, it had declined to 3.6 per cent. (5.5 per cent. yearly average). In 2002, inflation continued to decline, mainly due to low domestic demand and low food prices, and by the end of the year the annual rate of CPI inflation had fallen 0.8 per cent. giving a yearly average rate of CPI inflation of 1.9 per cent.

An anti-inflation policy has always been at the core of the stabilization program in Poland. In September 1998, the Monetary Policy Council, or MPC, adopted a strategy, which aimed to lower the inflation rate to under 4 per cent. by 2003. Although the inflation rate targets set by the MPC for the years 1999 to 2003 were not met (inflation was either lower or higher than the target) overall inflation decreased steadily. In February 2003, the MPC adopted a new strategy for post-2003, which aims to stabilize inflation at the level of 2.5 per cent. (+/- 1.0 percentage point) after 2003.

The year-on-year annual increase in the producer price index, or PPI, fell from nearly 193 per cent. at the end of 1990 to 5.6 per cent. at the end of 2000. Over the course of 2001, annual growth in the PPI contracted further and in December 2001 producer prices were 0.4 per cent. lower than in December 2000. Producer prices increased 2.2 per cent. by December 2002 mainly due to the increase in prices of crude oil products.

The following table shows the year-on-year rates of change in the CPI and PPI for the years 1998 to 2002:

	1998	1999	2000	2001	2002
	(%)
Consumer prices (CPI year end)	8.6	9.8	8.5	3.6	0.8
CPI (yearly average)	11.8	7.3	10.1	5.5	1.9
Producer prices (PPI year end)	4.8	8.1	5.6	(0.4)	2.2
PPI (yearly average)	7.3	5.7	7.8	1.6	1.0

Source:  GUS—Central Statistical Office

Wages

The following table shows the percentage change in gross nominal and gross real wages during the years 1998 to 2002:

	1998	1999	2000	2001	2002(1)
	(%)
All Sectors:
Nominal wages	15.7	12.5	11.1	8.0	4.3
Real wages	3.3	4.7	1.0	2.5	2.4
Enterprise Sector: (2)
Nominal wages	16.1	10.6	11.4	7.1	3.4
Real wages	3.7	3.0	1.3	1.6	1.5

(1)	Preliminary data.
(2)	Includes forestry, logging and related service activities, sea fishing, mining, quarrying, manufacturing, electricity, gas, steam and hot water supply, construction, wholesale and retail trade, repair of motor vehicles, motorcycles and personal and household goods, hotels and restaurants, transport, storage and communication, real estate activities, renting and business activities, sewage and refuse disposal, sanitation and similar activities, recreational, cultural and sporting activities and other service activities.

Source:  GUS—Central Statistical Office

Under Polish law, wage levels for employees are determined by negotiations between employees and management, guided by indicative norms set by a tripartite commission of representatives of the Government, employees and employers. This commission sets annual limits for permissible increases in nominal wages for employees of State-owned enterprises. These limits were 12.5 per cent. in 1998, 10.5 per cent. in 1999, 6.8 per cent. in 2000, 9.2 per cent. in 2001, 5.6 per cent. in 2002 and 3.0 per cent. in 2003.

Employment

Before 1989, unemployment was not officially recognized in Poland for political reasons, and overemployment was evident in many enterprises. The unemployment rate was 10.4 per cent. at the end of 1998 before rising to 15.1 per cent. at the end of 2000, 17.5 per cent. at the end of 2001 and 18.1 per cent. at the end of 2002. The increase in unemployment is mainly attributed to slower growth, demographic effects, ongoing restructuring of industry and an increase in the number of people registering as unemployed as a result of the increased benefits due to the health system reforms implemented at the beginning of 1999. See “Public Finance—The State Budget—Health System Reform”.

Unemployment is particularly high among younger people, with the rate of unemployment at 43.6 per cent. for persons between the ages of 15 and 24 years old as at the end of 2002, and in certain regions of Poland, mainly in the north-west and east. Although plans aimed at stimulating economic growth, reducing bureaucratic obstacles to business, as well as a possible increase in investment from the EU following accession, may lead to a slight decrease in unemployment rates, the Government does not expect unemployment to decrease significantly in the next ten years. This is mainly due to unfavorable demographic trends resulting in an increase of young people entering the workforce, poor economic conditions in some regions and a continued process of restructuring of enterprises, which leads to reductions in employment.

The following table shows the unemployment rate in Poland for the years ended December 31, 1998 to 2002:

1998	1999	2000	2001	2002
(%)
10.4	13.1	15.1	17.5	18.1

Source:  GUS—Central Statistical Office

The following table shows the number of persons employed in Poland by major sector for the years 1998 to 2002:

	1998	1999	2000	2001	2002
	(thousands)
Agriculture, hunting and forestry	4,344	4,322	4,305	4,290	4,278
Fishing	12	12	10	7	6
Industry	3,650	3,427	3,134	2,964	2,856
Construction	939	915	815	737	660
Trade and repair	2,106	2,094	2,075	1,969	1,932
Hotels and restaurants	222	216	226	217	210
Transport, storage and communication	859	838	779	714	690
Financial intermediation	327	389	299	287	279
Real estate and business activities	752	776	822	842	868
Public administration and defense	431	440	492	526	522
Education	908	908	903	908	891
Health and social work	1,021	967	908	869	846
Other community, social and personal service activities	350	388	391	341	345

Total employed persons	15,921	15,692	15,159	14,671	14,383

Source:  GUS—Central Statistical Office

The Privatization Process

After 12 years of implementation, the privatization process in Poland has brought the number of State-owned companies down significantly from the original figure of 8,453 in 1990 to 1,126 companies owned fifty per cent. or more by the State (of which 610 are State-owned companies and 516 are joint-stock companies fifty per cent. or more owned by the State Treasury) and an additional 792 State-owned companies which are currently under liquidation or have been declared bankrupt as at December 31, 2002. Revenue from privatization amounted to PLN 73.1 billion between 1990 and December 2002. Poland has utilized several methods to facilitate the transfer of assets from State control to private ownership, including privatization, liquidation, bankruptcy and transfers to municipalities.

The privatization process accelerated in the mid-1990s with the passing of the new law on commercialization and privatization of State enterprises in 1996. Whilst privatization proceeds amounted to only PLN 800 million in 1993, they increased to PLN 13.3 billion in 1999 and reached PLN 27 billion in 2000 when the incumbent telecommunications operator, Telekomunikacja Polska S.A., or TP S.A., was privatized for approximately PLN 18 billion.

However, since 2000 revenues from privatization have fallen, amounting to PLN 6.8 billion in 2001 and PLN 2.9 billion, out of a target of PLN 6.8 billion, in 2002. The main reason for this decrease is the world-wide decrease in capital market activity since 2000 which has led to a fall in asset prices. Moreover, the Government’s current policy is to use privatization primarily as a means of restructuring particular sectors rather than as a means of financing the budget deficit.

Privatization revenues in 2003 were estimated at PLN 9.1 billion, of which PLN 7.4 billion is assumed in 2003 as budget financing. As at June 30, 2003, PLN 1.5 billion in privatization revenues have been received by the State. Unless the major privatizations planned in the energy and oil sector occur before the end of 2003, the Government does not foresee that the target will be met.

The primary methods for the transfer of State-owned enterprises and assets to private ownership are direct privatization and capital privatization.

Direct Privatization

Direct privatization involves the sale of the assets of a State enterprise or the entering into a joint venture or leasing arrangement with a potential investor. As at the end of December 2002, out of 2,128 projects approved by the Minister of the State Treasury for direct privatization, transactions in respect of 1,994 entities (approximately 94 per cent.) had been completed and such entities were removed from the register of State-owned companies. Between 1990 and December 2002, direct privatization accounted for approximately PLN 4.5 billion of privatization revenue receipts.

Capital Privatization

In a capital (or indirect) privatization a State entity is first converted into a joint stock company owned and operated by the Ministry of the State Treasury, in a process known as “commercialization”, and, thereafter, the shares in such company are sold, either as part of a public offer or directly to a strategic investor. As at the end of December 2002, of the 1,527 entities converted into State-owned joint stock companies, shares of 992 of such companies had been sold, including 130, in whole or in part, to foreign investors and the shares of 512 companies were transferred to National Investment Funds, or NIFs, under the National Investment Fund Program, known as the NIF Program.

The NIF Program, established in 1993, was developed with the intention of facilitating the privatization process and, at the same time, reducing administration costs. All eligible adult citizens were entitled to participate in the NIF Program by purchasing a universal share certificate entitling them to one share in each of the NIFs for a nominal amount of PLN 20. Approximately 94 per cent. of those eligible (25.8 million people) purchased a universal share certificate. As at December 31, 2002, 27 companies in the NIF Program were listed on the Warsaw Stock Exchange, or WSE, and a further 17 companies were listed on the Centralna Tabela Ofert S.A., or CeTO market, a regulated, secondary, public over-the-counter market, while 86 companies in the NIF Program had either been liquidated or were undergoing bankruptcy proceedings.

Other than in one NIF, the State Treasury’s ownership does not exceed 15 per cent. of the shares of any NIF. In addition, the State’s ownership of the portfolio of NIF companies within the NIF Program does not exceed 25 per cent. in any individual company.

Between 1990 and December 31, 2002, capital privatization accounted for approximately PLN 68.6 billion in privatization revenue receipts.

Foreign investors have the same legal rights to participate in the privatization process as domestic investors. In 2001 and 2002, 73 per cent. and 69 per cent., respectively, of total privatization receipts came from foreign investors.

Priorities and Current Objectives

Under the EDL Plan, the bulk of the privatization process should be completed by 2005, leaving the proportion of State ownership similar to that in EU member states. Poland will, however, continue to exercise full State control in infrastructure companies, including air and sea ports, railway infrastructure, the electricity grid and the gas transmission pipelines. In addition, Poland will continue to exercise State control over public utilities and certain other State monopolies (including those relating to gambling and lotteries).

In 2003-2005 the Government’s priority is privatization in the sectors of electric energy, steel, oil, spirits and financial institutions. The Government also plans to continue selling shares in companies in which it holds a minority interest and to begin privatization in sectors which have not been privatized up to now, such as coal mining, railways, gas, chemical and defense. In many cases restructuring prior to privatization includes liquidation of excess production capacity, increase of production efficiency through technology modernization and reduction in employment levels.

The Government is currently negotiating the sale of shares in the steel concern, Polskie Huty Stali S.A., or PHS S.A., with two potential investors. In June 2003, the Government decided that, prior to privatization of Rafineria Gdanska S.A., a major oil refinery, a new holding company, Grupa Lotos S.A., would be established through a merger of Rafineria Gdanska S.A. and three smaller refineries located in the southern Poland. As a result, the offer to purchase 75 per cent. of Rafineria Gdanska S.A. submitted by the consortium of Rotch Energy Ltd., a United Kingdom oil company, and PKN Orlen S.A., the largest domestic competitor, was not accepted.

It is envisaged that, in 2004, minority blocks of shares will be sold by way of a public offering in one of the remaining three wholly-owned State banks, PKO BP S.A.

Poland is engaged in a number of lawsuits connected directly with privatization. The consolidated amount of potential compensation resulting from such litigation, estimated for 2004, is PLN 405 million, including PLN 165 million in relation to litigation concerning Haberbush & Schiele, a German investor claiming compensation with relation to privatization of a brewery and PLN 50 million concerning Liban S.A., a Polish corporation claiming compensation for property lost in Kraków before World War II. Poland does not expect adverse judgments. The consolidated amount of total potential compensation does not include potential compensation resulting from any claims from employees of privatized companies, restitution claims or cases where the suit has yet to be filed.

In addition, in May 2003, Eureko B.V., a 21 per cent. owner of Powszechny Zakład Ubezpieczen S.A., or PZU S.A., the largest Polish insurance company, began arbitration proceedings before an international tribunal against the State Treasury, with relation to an agreement between the State Treasury and Eureko, for Eureko to purchase an additional 21 per cent. of PZU S.A.

The State Treasury owns 14.5 per cent. of TP S.A., while France Telecom and Kulczyk Holding, a Polish company, together hold 47.5 per cent. and small investors own the remaining 38.0 per cent. France Telecom and Kulczyk Holding held an option to purchase an additional 2.5 per cent. of the shares (and one further share) by the end of 2002, which they did not exercise. The State Treasury intends to sell the remainder of its holding in TP S.A. by way of a public offer when conditions in the capital markets will be favourable.

Restitution

Prior to 1990, many individuals and businesses were deprived of their property under post-war communist nationalization or expropriation laws. Under current law, restitution claims may only be enforced if the property was nationalized illegally. Claims for restitution have been successful in cases where both administrative and civil procedures have been used by the plaintiffs. Between 1989 and 2003, approximately 12,000 claims were filed and adjudicated of which approximately 5,000 were decided in favor of the claimants. As a result of these proceedings, property was returned to former owners or compensation was paid resulting in a total liability to the State Treasury of PLN 583.6 million. Property owned by the religious communities continues to be returned under current restitution proceedings.

In an action commenced in June 1999 in the United States District Court for the Eastern District of New York on behalf of eleven named plaintiffs, Poland and the State Treasury of Poland were named as defendants. Plaintiffs claim to represent a world-wide class of Jews whose property was expropriated during or after World War II. In June, 2002, the case was dismissed on the grounds that a United States court did not have jurisdiction to hear an action commenced against a foreign government where the lawsuit is based upon events which pre-date the passage of the 1976 Foreign Sovereign Immunities Act. Following an appeal by the plaintiffs, on August 8, 2003, the United States Court of Appeals for the Second Circuit vacated the district court ruling and remanded the case back to the district court for factual findings with respect to Poland’s sovereign immunity at the time the claims at issue arose.

As it would not, in many cases, be possible to make direct restitution of property to former owners and to respect the constitutional principle of property protection, a draft law envisages that persons entitled to compensation will be former owners of real property which is currently within the Polish territory who, at the moment when the loss of property occurred, were Polish citizens, irrespective of their current citizenship and nationality (including heirs). Citizens of those states with which Poland concluded (after the Second World War) agreements to compensate their governments for the value of property lost due to takeover by the State Treasury, which include the United States, Canada and most Western European countries, will not be able to benefit from the law.

The draft law applies not only to persons whose rights were violated as a result of nationalization laws or regulations but also those that lack such legal grounds but were unjustly deprived of property from the point of view of the principle of social justice. Persons who lost their real estate as a result of nationalization laws issued in the period 1944-1962 are entitled to compensation, as are their statutory heirs. The level of compensation will be determined on the basis of an assessed value of the lost real estate held by State legal persons, real estate created after liquidation of State-owned enterprises and securities issued by the State Treasury with a several years’ buyout period. The form and amount of compensation will depend on the current economic situation in Poland. Applications will be filed and examined according to administrative procedure. It is anticipated that a final time limit will be fixed for filing of applications. Currently, the draft law is before the State Treasury, which is to decide on the framework of compensation payments. Following this, the draft law will be submitted by the Council of Ministers to the Parliament for approval.

56,000 applications for possible compensation have been received by the Government and local authorities. The Government estimates that the value of State Treasury assets allocated to the implementation of the law will amount to approximately PLN 20 billion.

Foreign Direct Investment

According to estimates by the Polish Agency for Foreign Investment, or PAIZ, the cumulative aggregate of FDI into Poland between 1993 and 2002 was $65.1 billion. The inflow of FDI in 1999 was $7.9 billion as compared to $10.6 billion in 2000 (including $4.5 billion from the privatization of TP S.A.), $7.1 billion in 2001 and $6.1 billion in 2002. The decrease in 2001 and 2002 is mainly a result of a slowdown in the world economy and a deceleration in the pace of privatizations.

In March 2002, a new law on financial support for investment was passed. According to the new law, investment grants covering up to 25 per cent. of an investment outlay, subject to reductions in certain regions, will be made available, including new jobs grants of up to €4,000 per employee and training grants of up to €1,150 per employee.

Subject to certain restrictions, Polish law generally allows for full repatriation of capital, dividends and profits by foreign investors. Generally, foreign investors are not required to obtain any special permits to invest in Polish companies, although there are some restrictions on the maximum shareholdings by foreign investors in certain sectors.

The following table shows a breakdown of cumulative FDI by country of origin from 1993 through the end of 2002:

	Capital Invested	Planned Investment	Number of Investors
	($ millions)
France	12,172.1	2,261.2	93
USA	8,736.1	2,522.5	128
Germany	7,841.0	1,672.3	231
Netherlands	5,846.2	728.3	91
Great Britain	4,051.8	515.8	45
Italy	3,696.2	1,085.5	62
Sweden	2,788.8	334.6	57
International	2,424.7	697.0	17
Denmark	1,839.2	303.0	43
Belgium	1,645.4	205.8	23
South Korea	1,465.3	1.2	4
Russia	1,323.2	300.0	3
Ireland	1,059.7	31.2	2
Cyprus	998.9	185.0	3
Switzerland	925.0	334.9	24
Austria	795.3	81.1	39
Spain	592.2	38.5	13
Portugal	560.2	66.6	4
Greece	558.0	4.0	4
Finland	405.6	102.8	16
Japan	351.8	365.5	11
Canada	314.0	284.4	14
Norway	304.3	73.9	13
Croatia	173.0	16.0	2
Luxembourg	143.3	23.3	10
Turkey	100.1	58.0	4
Israel	70.4	131.0	4
Czech Republic	60.7	0.0	4
Hungary	59.4	100.0	3
China	45.0	45.0	2
Australia	28.5	1.0	2
Slovenia	27.0	40.0	2
South Africa	25.0	40.0	1
Liechtenstein	14.4	17.0	4
Taiwan	5.7	200.0	1

Total value of FDI over $1 million	61,447.4	12,866.4	979

Estimated value of FDI below $1 million	3,667.2

Total FDI in Poland	65,114.6

Source: PAIZ

The following table shows a breakdown of cumulative FDI in Poland by sector (classified using the European classification of activities) from 1993 through the end of 2002:

	Capital Invested	Planned Investment
	($ millions)
Manufacturing:	24,253.7	5,475.3
Transport equipment	6,219.4	927.3
Food, drinks and tobacco products	5,984.0	417.5
Other non-metal goods	3,383.4	950.2
Chemicals and chemical products	1,925.0	796.4
Pulp and paper, publishing and printing	1,728.1	287.4
Electrical machinery and apparatus	1,678.1	279.9
Wood and wooden products	1,339.6	203.2
Rubber and plastics	647.9	408.8
Metals and metal products	548.1	787.1
Machinery and equipment	524.4	86.4
Furniture and consumer goods	452.3	284.5
Fabrics and textiles	308.8	46.1
Leather and leather products	14.6	0.5
Financial intermediation	13,393.2	197.4
Trade and repairs	7,586.3	908.5
Transport, storage and communication	6,251.4	625.9
Construction	3,274.8	1,225.7
Power, gas and water supply	2,272.2	1,306.1
Community, social and personal services	1,825.7	535.9
Real estate and business activities	1,174.2	2,261.2
Hotels and restaurants	652.6	301.2
Quarrying and mining	218.5	13.0
Agriculture, hunting and forestry	44.8	16.3

Total value of FDI over $1 million	61,447.4	12,866.4

Estimated value of FDI below $1 million	3,667.2

Total FDI in Poland	65,114.6

Source:  PAIZ

It should be noted that the statistics prepared by PAIZ are calculated on a basis different from those prepared by the NBP. PAIZ obtains statistical information from external sources while the NBP collects data directly. PAIZ looks at total investment contemplated in investment agreements, rather than the amount of money moving through the Polish banking system. In addition, where payments are made by installments, PAIZ will calculate the amount of overall investment (forward looking), while the NBP will only include the amount of the then current installment. Finally, PAIZ follows the OECD definition of “direct investment”, which includes funds paid by a foreign entity on behalf of a Polish entity to serve such Polish entity’s foreign commitments. The NBP estimates FDI by reference only to money related to FDI that passes directly through the banking system.

Principal Sectors of the Economy

The following table illustrates the composition of GDP (as a percentage of total GDP) by sector for the years 1998 to 2002:

	1998(1)	1999(1)	2000(2)	2001(2)	2002(2)
	(%)
Agriculture, hunting and forestry	4.8	4.1	3.1	3.3	2.7
Industry	25.7	24.2	22.4	21.1	20.8
Mining and quarrying	3.1	2.5	2.3	2.1	2.1
Manufacturing	19.6	18.9	17.4	15.8	15.2
Energy, gas and water supply	3.0	2.8	2.7	3.2	3.5
Construction	6.9	7.6	7.2	6.4	5.7
Trade and repair	18.4	18.1	18.7	18.0	18.2
Hotels and restaurants	0.9	1.0	1.1	1.1	—	(3)
Transport, storage and communication	5.7	5.6	6.0	6.4	6.9
Financial intermediation	1.2	1.4	2.0	1.8	—	(3)
Business and real estate related services; research and development	8.5	10.2	10.9	11.6	—	(3)
Public administration and defense	4.7	4.7	5.6	6.0	14.1	(4)
Education	3.7	3.7	3.9	4.5	—	(4)
Health and social work	3.6	3.5	3.6	3.6	—	(4)
Other community, social and personal service activities	3.3	3.5	3.6	3.8	—	(3)

(1)	Data prior to 2000 are calculated according to an old methodology and are not directly comparable with data for later years.
(2)	Subject to periodic revision.
(3)	Data not available.
(4)	As from 2001, data relating to public administration and defense, education and health and social work are included as one sector.

Source:  GUS—Central Statistical Office

The following table illustrates the real growth of GDP by selected sectors for the years 1998 to 2002:

	1998(1)	1999(1)	2000(2)	2001(2)	2002(2)
	(%)
Agriculture, hunting and forestry	5.9	(0.6)	(8.2)	9.4	0.5
Industry	4.3	3.0	6.5	(0.3)	1.0
Mining and quarrying	(10.8)	(1.6)	1.7	(7.0)	(2.5)
Manufacturing	7.5	4.2	7.0	(0.8)	1.7
Energy, gas and water supply	(1.2)	(1.5)	6.7	7.9	0.2
Construction	9.3	3.5	0.0	(7.9)	(7.5)
Trade and repair	5.0	7.1	3.9	3.9	3.2
Hotels and restaurants	12.7	17.0	7.0	1.4	—	(3)
Transportation, storage and communication	6.3	10.5	3.5	3.4	8.2
Financial intermediation	9.2	36.3	13.8	(3.4)	—	(3)
Business and real estate related services; research and development	3.4	(2.6)	3.5	5.0	—	(3)
Public administration and defense	1.6	6.2	6.1	8.4	1.0	(4)
Education	4.9	3.3	0.0	(1.4)	—	(4)
Health and social work	0.5	(13.8)	(0.3)	(1.8)	—	(4)
Other community, social and personal service activities	1.3	2.8	2.5	(2.3)	—	(3)
Private households with employed person	4.8	2.2	2.1	3.2	—	(3)

(1)	Data prior to 2000 are calculated according to an old methodology and are not directly comparable with data for later years.
(2)	Subject to periodic revision.
(3)	Data not available.
(4)	As from 2001, data relating to public administration and defense, education and health and social work are included as one sector.

Source:  GUS—Central Statistical Office

The following is a discussion of the principal sectors of the economy.

Service Industries

The service industries sector (which is comprised of trade and repair, public administration and defense, education, health and social work, business and real estate related services; research and development and financial intermediation) is the fastest growing and largest sector in Poland. In 1997, the service industries sector accounted for 37.9 per cent. of GDP, whilst in 2002, according to preliminary estimates, the service industries sector accounted for 44.0 per cent. of GDP, although it should be noted that these data are not directly comparable because of a new methodology of calculating GDP introduced by GUS in 2000.

Industry

The effect of economic reforms in the mid-1990s resulted in a steady increase in domestic demand, which stimulated a recovery, initially in the food industry, and later in other sectors. This trend was steady until 1998, when the Russian crisis resulted in sold industrial production decreasing to a growth rate of 3.6 per cent. in 1999 (compared to 11.5 per cent. in 1997). The rate of growth in sold industrial production rose to 6.7 per cent. in 2000, whereas in 2001 it was 0.6 per cent. and in 2002 it was 1.4 per cent. (in units in which the number of employees exceeds nine persons). The slower growth in 2001 and 2002 was due to an overall weakening in the economy.

Since 1990, the Government has introduced policies designed to create or improve incentives to industry to become more efficient, reduce costs and direct the attention of industry towards environmental issues. Although Poland’s industrial sectors already meet a number of EU industrial environmental standards, additional legislative changes will be necessary to fully comply with applicable EU environmental directives. The total cost of bringing all industrial sectors into compliance with EU environmental standards is estimated at €40 billion. The process is expected to be completed over several transitional periods lasting a number of years.

Mining and Quarrying.    Poland has substantial mineral resources and is a large producer of refined copper and silver. At the end of 2001, Poland had 45,890 million tons of hard coal reserves and 2,447 million tons of copper ores reserves. At the present level of output, workable copper reserves in Poland are predicted to last for almost 100 years. Poland is also a large producer of sulfur and has significant resources of zinc, lead, salt and other minerals. However, mining and quarrying, as a percentage of total GDP, has continued to fall, mainly as a result of the significant decline in domestic demand for coal and the high cost of Polish coal mining. Mining and quarrying accounted for 2.1 per cent. of GDP in 2001 and 2002.

Coal.    The Polish economy continues to rely heavily upon coal as a fuel source, and is expected to remain coal intensive for the foreseeable future.

In June 1998, the Government approved a long-term restructuring program for the coal-mining sector intended to reduce the number of mines and the number of people employed in the sector, as well as to improve the efficiency of coal production in Poland. Of the 57 mines in Poland in 1998, 13 have been closed and another 10 have been partially closed. According to the program, employment in the sector should have been reduced by 115,000 employees, from 243,300 employees at the end of 1997 to 128,300 in 2002. However, at the end of 2002, there were still 140,000 people working in the sector. Production has fallen from 137 million tons per year in 1997 to approximately 103 million tons in 2001 and remained at this level in 2002.

Workers leaving the mines are given special incentives. In 1998, the Government offered miners a retirement package. The package included early retirement schemes, superannuation benefits and a dismissal package of a lump sum worth 24 times the relevant monthly wage. This resulted in a significant number of miners opting for redundancy.

The program is financed by subsidies from the State budget (amounting to PLN 1.4 billion in 2001 and a one time debt write-off in that year and PLN 0.9 billion in 2002), the Labor Fund and the Social Insurance Fund.

The net losses made by the coal-mining sector have been reduced significantly from PLN 3.2 billion in 1999 to PLN 609 million in 2002. Pursuant to the restructuring program, for the years 2003-2005 the Government aims at further closure of the most inefficient mines and a further reduction in employment in the sector.

The State Treasury plans to make available at least majority blocks of shares in all mines scheduled for sale. The ultimate goal of the State Treasury is to withdraw from ownership in the coal industry.

Manufacturing.    Manufacturing accounted for 15.2 per cent. of GDP in 2002, as compared to 17.4 per cent. in 2000. The number of people employed in manufacturing was 16.8 per cent. of the total number of employed persons in 2002, as compared to 17.7 per cent. in 2000. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, chemicals and chemical products, metals and refined petroleum products as well as the manufacture of motor vehicles.

Steel.    Pursuant to a restructuring which began in the 1990s, employment in the steel sector was reduced from over 78,000 employees at the end of 1998 to 25,000 at the end of 2002. The restructuring program is being financed by the State budget (PLN 200 million for the years 1999 to 2003), the EU’s pre-accession PHARE support program and the plants’ own means.

The State Treasury holds all the shares in nine steel plants, a majority stake in one steel plant and a minority stake in 14. Six steel plants are in bankruptcy. The current restructuring program, which has been approved by the EU, provides for substantial financial restructuring of steel mills, as well as consolidation of steel mills on a product basis and their privatization in the near future. Four State-owned companies have been consolidated to form PHS S.A. Currently, two potential investors are involved in the bidding process for privatization of PHS S.A. One of them, LNM Holding N.V., has exclusive negotiation rights until August 22, 2003. Should these negotiations fail, the procedure allows the return to negotiation with the other bidder, US Steel Corporation.

Oil.    Poland’s oil reserves are insignificant. Poland currently has five oil refineries which, in 2002, processed 18.4 million tons of crude oil. Most require modernization in order to enable them to raise the quality of their products and to meet increasingly stringent environmental standards. Two leading refineries, Grupa Lotos S.A. and PKN ORLEN S.A., have been fully modernized and are capable of producing fuels which meet current stringent EU standards. Their combined current processing capacity amounts to 22.3 million tons of crude oil per annum. The State Treasury owns 28 per cent. of PKN ORLEN S.A. and 75 per cent. of Grupa Lotos S.A. Both are scheduled to be further privatized.

Russia is the main source of oil imports, accounting for 95 per cent. of oil imports in 2002, although the existing oil infrastructure (pipelines and the oil import sea terminal) is capable of handling imports from other overseas sources.

Automotive.    Until the beginning of the 1990s, the Polish automotive industry was dominated by a few State-owned companies. Since 1990, the number of cars produced and the investment by foreign automotive companies has increased significantly. Car sales in Poland increased from 266,000 units in 1995 to 650,000 units in 1999. However, the number of new cars sold decreased to 479,000 in 2000, 327,000 in 2001 and 308,200 in 2002 due to lower demand caused by the economic slow-down. The leading car manufacturers in Poland are FIAT, Daewoo-FSO and General Motors with a combined investment of $6.2 billion since 1990 and future investment commitments of $0.9 billion, according to PAIZ. See “Economy—Foreign Direct Investment.” Due partly to the economic slowdown and partly to the bankruptcy of Daewoo-FSO’s Korean parent company, Daewoo Motor, Daewoo-FSO is insolvent. Daewoo-FSO is currently negotiating with its creditors a restructuring plan, however, if no agreement is reached, the State Treasury, which owns 9.2 per cent. of Daewoo-FSO, may consider filing for bankruptcy.

Energy, gas and water supply.    Energy, gas and water supply accounted for 3.2 per cent. of GDP in 2001 and 3.5 per cent. in 2002.

Electricity.    Poland’s energy policy has evolved considerably over recent years to support the country’s transition to a market economy. New energy legislation implemented in 1997 introduced third party access

(limited to domestic energy producers) to the energy distribution network, providing for gradual liberalization of energy prices and established a central regulatory agency charged with regulating and overseeing the energy industry. The Government envisages that reform in the energy sector will focus on the establishment of stable energy prices, which it believes will be beneficial for the domestic economy and provide price competition with energy generated abroad. Plans for full price liberalization of electricity are currently in progress. In addition, further consolidation and privatization is being planned for the sector.

Total electricity generation in Poland in 2002 was 144 terawatt-hours, which exceeded domestic consumption requirements of 124 terawatt-hours. Electricity consumption increased by 5 per cent. from 1995 to 2002, primarily as a result of the growth in industrial production. Poland’s electricity industry is organized into 71 enterprises within three sub-sectors: generation, high voltage transmission and distribution.

Electricity generation in Poland relies heavily on coal fired power plants. By the end of December 2002, privatization had been completed in four of the 17 power plants, seven of the 19 heat and power plants and two of the 33 distribution companies.

The State-owned Polish power grid company, PSE, operates the electricity grid and is responsible for high voltage transmission (220 and 400 KV) and ensuring that the supply of electricity meets demand. The Polish grid is linked to the Western European grid, allowing for the export or import of electricity to meet excess demand or supply.

The privatization of eight energy distributors, which have been integrated into one group (G-8) and which together control 16 per cent. of the energy distribution market is currently being prepared.

Gas.    Poland has natural gas reserves of 139 billion cubic meters. In 2002, approximately 30 per cent. of natural gas which was consumed in Poland was obtained from domestic sources, with imports providing the remainder. Gas imports come from Russia and the EU, which, in 2002, provided 58 per cent. and 8 per cent. of domestic consumption, respectively.

The gas sector is dominated by the State-owned Polskie Górnictwo Naftowe i Gazownictwo S.A., or PGNiG. PGNiG is responsible for the exploration and production of oil and gas and the import, transmission, storage and distribution of gas. Pursuant to a restructuring program, PGNiG has been sub-divided into six regional distribution companies while a separate exploration and extraction company is expected to be established by the beginning of 2004.

Construction

The system of public subsidies in the State, communal and co-operative construction sectors has been dismantled. As a result, growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there was an increase in construction activity in large cities, with significant investment coming from foreign capital. As a result of a general slow-down in the economy, construction as a total percentage of GDP fell from 7.6 per cent. in 1999 to 5.7 per cent. in 2002, although it should be noted that these data are not directly comparable because of a new methodology of calculating GDP introduced by GUS in 2000.

Agriculture

While agriculture, hunting and forestry accounted for approximately 4.8 per cent. of GDP in 1998, 27.3 per cent. of total employed persons worked in agriculture. By the end of 2002, agriculture, hunting and forestry as a percentage of GDP had fallen to 2.7 per cent., although the percentage of people employed in this sector is 29.7 per cent. of total employed persons. There is substantial fragmentation of ownership within the agricultural sector, which is characterized by numerous private small farms. The private sector manages approximately 90 per cent. of agricultural land in Poland, while the remaining 10 per cent. belongs to the public sector. Grains such as wheat, rye, and potatoes dominate arable production, although production of industrial crops, such as sugar beet, is also significant. Other agricultural production largely comprises beef and pork products. The Russian crisis of 1998 severely affected Polish food exports, which forced domestic food prices down. Lower food prices substantially decreased farmers’ profits leading to social unrest and a slowing of the trade liberalization process.

As part of its accession negotiations with the EU, it has been agreed that in 2004, upon accession, Poland will be entitled to 55 per cent. of the agricultural direct payments received by current EU member states as part of the EU’s common agricultural policy. Of this amount, it is envisaged that 33.7 per cent. will be transfers from the EU (25 per cent. in the form of direct subsidies and the remaining 8.7 per cent. in the form of transfers from an EU rural development fund), while the remaining amount will come from the Polish State and local governments’ budgets. The transitional arrangements provide that Poland will receive an increasing proportion of EU agricultural funds until 2013, when Poland will participate in EU’s common agricultural policy on the same terms as current EU member states. Adequate administrative procedures need to be established in Poland to collect data required by the EU before funds can be disbursed. Such administration is in the process of being established and receipt of direct payments from the EU is subject to its successful completion. Furthermore, the amount of subsidies provided by the State budget and local budgets in 2004 or in future years will be dependent on domestic budgetary constraints.

As part of transitional arrangements with the EU, foreigners are not permitted to invest in agricultural and forest land in Poland for a period of 12 years, subject to certain exceptions.

Infrastructure

Polskie Koleje Panstwowe S.A., or PKP, the Polish state railway company, operates suburban railways in all major cities and, at the end of 2002, operated approximately 21,000 kilometers of rail track, of which approximately 12,207 kilometers was electrified. The Government has begun to restructure PKP in an effort to improve operational efficiency and prepare the company for privatization. Under this restructuring plan, separate passenger, freight and infrastructure companies have been created under a new PKP holding company.

Poland has over 248,000 kilometers of hard-surfaced public roads. The first motorway development to be financed primarily through private funding is to be the 255-kilometer stretch of the A2 between the German border (at Swiecko) via Poznan to Konin, the first 149-kilometer installment of which is expected to be completed by 2005 and will cost an estimated €875 million. The first privately operated toll motorway, the 60 kilometer A4 between Kraków and Katowice, was opened in 2000. The Government intends to become involved to a larger extent in co-financing road infrastructure programs through the Agency for Motorway Construction.

In 2002, Poland’s merchant shipping fleet consisted of 114 vessels with a total capacity of 2.3 million tons. Poland has several ports equipped to service ocean-going vessels. Poland has 19 airports, nine of which handle international air traffic. In 2002, scheduled flights were maintained with cities in 31 countries and 11 cities in Poland. The major airline, Polskie Linie Lotnicze LOT S.A., or LOT, is 68.0 per cent. owned by the State Treasury. LOT is a member of the Star Alliance.

The telecommunications network in Poland is primarily operated by TP S.A., the joint stock company created from the former telecommunication operations of the Polish Post, Telephone and Telegraph State monopoly. Recently there has been a significant increase in demand for telecommunications services in Poland. By the end of 2002, the number of telephone lines had grown to nearly 11 million, an increase of over 330 per cent. since 1990 and the number of telephone lines per 100 inhabitants had grown to 30.7. As a result of a public tender for long-distance fixed-line licences conducted by the Government in 1999, there are currently four long distance operators in Poland. International services remained a TP S.A. monopoly until January 2003 and since then other service providers have entered the market, although TP S.A. remains the dominant player.

Three companies have mobile telephone operating licences in Poland, PTK Centertel Sp. z.o.o., PTC Era Sp. z.o.o. and Polkomtel S.A., each consisting of consortia of Polish and various foreign companies. Rapid growth in this sector resulted in approximately 13.9 million users by the end of 2002.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996. This deficit has continued to increase annually until reaching a peak in 1999 when the deficit was $11.6 billion. Since then, the current account has gradually improved, declining to an annual deficit of $10.0 billion in 2000, $7.2 billion in 2001 and $6.7 billion in 2002.

Measured by official balance of payments statistics, the trade deficit was $14.4 billion in 1999 and decreased to $13.2 billion in 2000, $11.7 billion in 2001 and $10.0 billion in 2002. Poland’s exports of goods in dollar terms have grown from approximately $10.9 billion in 1990 to $28.3 billion in 2000, $30.3 billion in 2001 and to $32.9 billion in 2002.

The pace of growth in exports has increased at a higher rate than imports. During 2001 and 2002, notwithstanding significantly lower economic growth amongst Poland’s major trading partners and the relatively strong Polish currency, Polish exports continued to grow. In 2002, 68.7 per cent. of Polish exports were to EU countries, with Germany being the main trade partner, accounting for 32.3 per cent. of Polish exports.

FDI inflows have financed a substantial portion of the current account deficit. According to NBP calculation methods, which are solely based on banks’ reporting, net FDI has increased steadily from 1995 to 2000, reaching $8.2 billion in 2000. In 2001, net FDI decreased to $6.9 billion and in 2002 decreased further to $3.8 billion. In 2000, net FDI covered 82 per cent. of the current account deficit, increasing to 97 per cent. in 2001 and decreasing to 57 per cent. in 2002. Net portfolio investments in 2000 accounted for 26 per cent. of the current account deficit, 15 per cent. in 2001 and 25 per cent. in 2002. The most significant item comprising net portfolio investment was foreign investment inflow, with a general trend in the last three years of an increase in the investment in debt instruments and an outflow of foreign capital investing in equity.

The following table sets out Poland’s balance of payments and related statistics for the years 1998 to 2002:

	1998	1999	2000	2001	2002
	($ millions)
CURRENT ACCOUNT	(6,841)	(11,553)	(9,952)	(7,166)	(6,700)
Trade balance	(13,720)	(14,379)	(13,168)	(11,675)	(10,352)
Goods: exports	30,120	26,349	28,255	30,275	32,945
Goods: imports	43,840	40,728	41,423	41,950	43,297
Services: net	(488)	(1,631)	(1,686)	(976)	(1,005)
Services: credit	3,683	3,298	3,505	3,988	3,992
Transportation	975	724	868	1,038	1,118
Travel	665	665	816	920	997
Other	2,043	1,909	1,821	2,030	1,877
Services: debit	4,171	4,929	5,191	4,964	4,997
Transportation	531	546	644	664	676
Travel	769	821	907	937	931
Other	2,871	3,562	3,640	3,363	3,390
Income: net	(569)	(795)	(759)	(896)	(1,588)
Income: credit	2,649	1,877	2,248	2,652	2,045
Income: debit	3,218	2,672	3,007	3,548	3,633
of which: due and paid	3,211	2,663	2,999	3,539	3,622
Current transfers: net	1,941	1,614	1,681	1,986	2,180
General government	412	222	259	276	444
Other sector	1,529	1,392	1,422	1,710	1,736
Current transfer: credit	2,538	2,209	2,159	2,644	2,880
General government	429	269	316	401	570
Other sectors	2,109	1,940	1,843	2,243	2,310
Current transfer: debit	597	595	478	658	700
General government	17	47	57	125	126
Other sectors	580	548	421	533	574
Unclassified transactions on current account: net(1)	5,995	3,638	3,980	4,395	4,065
CAPITAL AND FINANCIAL ACCOUNT	10,991	8,241	7,658	2,980	6,622
Capital account	72	50	13	(1)	(8)
Financial account	10,919	8,191	7,645	2,981	6,630
Direct investment: net	4,969	6,352	8,169	6,928	3,789
Polish direct investment abroad	(161)	(122)	(124)	(67)	(330)
Foreign direct investment in Poland	5,130	6,474	8,293	6,995	4,119
Portfolio investment: net	1,694	867	2,591	1,109	1,671
Polish portfolio investment abroad (assets)	(130)	(547)	(85)	43	(1,153)
Equity securities	(41)	(172)	(21)	(67)	(267)
Debt securities	(89)	(375)	(64)	110	(886)
Foreign portfolio investment in Poland (liabilities)	1,824	1,414	2,676	1,066	2,824
Equity securities	951	882	866	(306)	(545)
Debt securities	873	532	1,810	1,372	3,369
Other investment: net	4,618	400	(3,382)	(4,715)	2,050
Polish assets	2,168	(2,698)	(2,920)	(3,500)	3,092
Long-term credits extended	(88)	(9)	126	(21)	(71)
Drawings	263	195	169	233	241
Repayments	175	186	295	212	170
Short-term credits extended	(14)	11	26	16	16
Drawings	145	54	169	107	113
Repayments	131	65	195	123	129
Other assets	2,270	(2,700)	(3,072)	(3,495)	3,147
Currency and deposits	2,259	(2,717)	(3,094)	(3,496)	3,147
Other	11	17	22	1	0
Polish liabilities	2,450	3,098	(462)	(1,215)	(1,042)
Long-term credits received	1,669	2,057	1,250	(1,567)	(973)
Drawings	3,238	4,407	4,574	5,913	4,481
Repayments	1,569	2,350	3,324	7,480	5,454
of which: due and paid	1,510	2,298	3,296	7,464	5,423
Short-term credits received	(43)	441	143	(91)	448
Drawings	337	935	551	653	1,824
Repayments	380	494	408	744	1,376
Other liabilities	824	600	(1,855)	443	(517)
Currency and deposits	826	601	(1,852)	443	(517)
Other	(2)	(1)	(3)	0	0
Financial derivatives net	(362)	572	267	(341)	(880)
NET ERRORS AND OMISSIONS	1,786	3,485	2,967	3,765	729
OVERALL BALANCE	5,937	170	673	(421)	651
FINANCING OF OVERALL BALANCE	(5,937)	(170)	(673)	438	(639)

Official reserve assets	(5,928)	(161)	(618)	438	(639)
Credits from IMF	0	0	0	0	0
Exceptional financing	(9)	(9)	(55)	(17)	(12)

(1)	“Unclassified transactions on current account: net” reflect the net value of cash exchanges of foreign currencies where these transactions have not been assigned another statistical classification. This item also includes the balance of cash deposits to and withdrawals from the personal foreign currency accounts of Polish residents conducted via banks in Poland.

Source:  NBP

Foreign Trade

Direction of Trade

In the late 1980s, trade with the Council of Mutual Economic Assistance (COMECON) countries accounted for almost half of Poland’s total trade. In contrast, in 2002, trade with former COMECON members accounted for less than 18 per cent. of total foreign trade, whereas trade with EU members accounted for approximately 68 per cent. of total foreign trade, with Germany being Poland’s largest, albeit decreasing with relation to exports, trading partner (accounting for 32.3 per cent. of Polish exports and 24.3 per cent. of imports in 2002).

The following table sets out the geographic distribution of Poland’s exports and imports for the years 1998 to 2002:

	1998		1999		2000		2001		2002
	(%)
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
Developed Countries:
Germany	36.3	25.8	36.1	25.2	34.9	23.9	34.4	24.0	32.3	24.3
Other EU countries	32.0	39.8	34.4	39.7	35.0	37.3	34.8	37.4	36.4	37.4
Other developed countries	5.3	9.1	5.8	9.2	6.4	9.7	5.9	8.5	6.4	8.5
Total developed countries	73.6	74.7	76.3	74.1	76.3	70.9	75.1	69.9	75.1	70.2
Central and Eastern Europe:
CEFTA	7.2	6.4	8.2	6.7	8.4	7.1	8.7	7.4	8.9	7.3
Russian Federation	5.6	5.1	2.6	5.9	2.7	9.4	2.9	8.8	3.2	8.0
Other Central and Eastern Europe(1)	7.6	1.6	6.2	1.6	6.2	2.0	6.7	2.0	6.9	1.8
Total Central and Eastern Europe	20.4	13.1	17.0	14.2	17.3	18.5	18.3	18.2	19.0	17.1
Developing countries	6.0	12.2	6.7	11.7	6.4	10.6	6.6	11.9	5.9	12.7

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Since January 1, 1999 and in accordance with applicable Eurostat categorization, “Other Central and Eastern Europe” includes European countries of the former USSR.

Source:  GUS—Central Statistical Office

Composition of Trade

The most significant export items in 2002 were transportation equipment and products (automobiles and automobile parts, boats and shipping vessels), machinery, appliances and their parts, steel and steel products, wood and wooden products, mineral products and agricultural products (meat products, fresh and frozen fruits and dairy products). Imports have increasingly comprised investment-related products such as machinery and transport equipment.

The following table sets out the composition of Poland’s exports (based on customs data and the standard international trade classification) for the years 1998 to 2002:

	1998		1999		2000		2001		2002
	($ millions)%		($ millions)%		($ millions)%		($ millions)%		($ millions)%
Natural Resource-Based Goods:
Food and live animals	2,840	10.1	2,328	8.4	2,366	7.5	2,669	7.4	2,968	7.2
Beverages and tobacco	96	0.3	101	0.3	120	0.4	140	0.4	126	0.3
Non-food raw materials (excluding fuel)	804	2.9	839	3.0	894	2.8	915	2.5	1,011	2.5
Mineral fuels, lubricants and related materials	1,546	5.5	1,377	5.0	1,610	5.1	2,043	5.6	2,041	5.0
Animal and vegetable oil	38	0.1	46	0.2	23	0.1	17	0.1	14	0.0

Subtotal	5,324	18.9	4,691	16.9	5,013	15.9	5,784	16.0	6,160	15.0

Manufactured Goods:
Chemical and related products	1,899	6.7	1,696	6.2	2,151	6.8	2,278	6.3	2,608	6.4
Manufactured goods classified chiefly by material	7,116	25.2	6,986	25.5	7,856	24.8	8,614	23.9	9,753	23.8
Machinery and transport equipment	8,022	28.4	8,278	30.2	10,820	34.2	13,056	36.2	15,411	37.6
Miscellaneous manufactured articles	5,861	20.8	5,750	21.0	5,804	18.3	6,355	17.6	7,071	17.2
Non-classified	7	0.0	6	0.2	7	0.0	5	0.0	7	0.0
Subtotal	22,905	81.1	22,716	83.1	26,638	84.1	30,308	84.0	34,850	85.0

Total	28,229	100.0	27,407	100.0	31,651	100.0	36,092	100.0	41,010	100.0

Source: GUS, Yearbook of Foreign Trade Statistics—Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the standard international trade classification) for the years 1998 to 2002:

	1998		1999		2000		2001		2002
	($ millions)%		($ millions)%		($ millions)%		($ millions)%		($ millions)%
Natural Resource-Based Goods:
Food and live animals	2,968	6.3	2,537	5.5	2,558	5.2	2,723	5.4	2,754	5.0
Beverages and tobacco	302	0.6	368	0.8	198	0.4	233	0.5	313	0.6
Non-food raw materials (excluding fuel)	1,655	3.5	1,419	3.1	1,643	3.4	1,578	3.1	1,636	3.0
Mineral fuels, lubricants and related materials	2,964	6.3	3,281	7.2	5,297	10.8	5,082	10.1	5,039	9.1
Animal and vegetable oil	282	0.7	190	0.4	164	0.3	174	0.3	206	0.4

Subtotal	8,171	17.4	7,795	17.0	9,860	20.1	9,790	19.4	9,948	18.1

Manufactured Goods:
Chemical and related products	6,404	13.6	6,584	14.3	6,881	14.1	7,337	14.6	8,184	14.9
Manufactured goods classified chiefly by material	9,711	20.6	9,526	20.8	9,789	20.0	10,333	20.6	11,362	20.6
Machinery and transport equipment	18,273	38.8	17,544	38.2	18,114	37.0	18,324	36.4	20,699	37.5
Miscellaneous manufactured articles	4,412	9.4	4,380	9.5	4,218	8.6	4,416	8.8	4,868	8.8
Non-classified	83	0.2	82	0.2	78	0.2	75	0.2	52	0.1
Subtotal	38,883	82.6	38,116	83.0	39,080	79.9	40,485	80.6	45,165	81.9

Total	47,054	100.0	45,911	100.0	48,940	100.0	50,275	100.0	55,113	100.0

Source: GUS, Yearbook of Foreign Trade Statistics—Central Statistical Office

Trade Policy

In 2002, the average effective tariff rate was 2.25 per cent. compared to 2.56 per cent. in 2001. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland’s membership in the WTO. On January 1, 2002 all customs barriers for industrial imports from EU member states to Poland were lifted. With Poland’s accession to the EU in May 2004, any bilateral trade agreements Poland is a party to will be cancelled, and Poland will join the EU’s trade policy.

Official Reserve Assets

The strengthening dollar and the worsening current account balance in 1999 and early 2000, despite increased FDI and portfolio inflows, resulted in a decrease in official reserve assets from $28.3 billion in December 1998 to $27.3 billion in December 1999. In December 2000, the level of reserves remained stable at $27.5 billion. In 2001, reserves again decreased to $26.6 billion in December 2001 as a result of a loan that the NBP granted to the Ministry of Finance in November 2001 to prepay Poland’s debt owed to Brazil. The loan is being repaid by the Ministry of Finance in foreign currency in four instalments over the course of 2002 and 2003. See “Public Debt—Paris Club and London Club Agreements”. In December 2002, official reserve assets increased to $29.8 billion.

The following table sets out Poland’s official reserve assets at the end of each of the years 1998 to 2002:

	Official Reserve Assets(1) excluding Gold	Gold	Total Official Reserve Assets	Months of Import Coverage(2) as a percentage of Total Official Reserve Assets
		($ millions)
1998	27,325.1	950.0	28,275.1	7.7
1999	26,354.2	959.4	27,313.6	8.0
2000	26,564.3	901.5	27,465.8	8.0
2001	25,649.2	914.7	26,563.9	7.6
2002	28,660.4	1,134.0	29,794.4	8.3

(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.

Source:  NBP

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions being subordinated to the political priorities of the State. The banking sector was then composed of the NBP, four State-owned specialist banks, two State controlled banks and co-operative banks. The nature of this system reduced the role of banks within the banking system to a minimum. To remedy this, a two-tier banking system was established, with the NBP as the central bank and a range of private banks competing in the market.

The reform of the Polish banking system began in 1989, when about 400 branches of the NBP were transformed into nine regional commercial banks. In 1989 Parliament adopted a new Banking Law and the NBP Act. As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were opened.

Polish banks have been generally relatively small in terms of equity and have limited branch coverage. As a consequence, many of them have consolidated as a means of further development. In December 2002, there were 62 commercial banks in Poland, of which 15 were banks with majority Polish-held equity and 47 were banks with majority foreign-held equity. Overall, as at December 31, 2002, 67.2 per cent. of the commercial banks’ equity was held by foreign investors. The high degree of foreign ownership in the financial sector may be considered an important factor underpinning soundness and stability. The State Treasury indirectly controls four banks and maintains direct control over three banks, one of which, PKO BP S.A., is scheduled for partial privatization in 2004. See “The Economy—The Privatization Process—Priorities and Current Objectives”. There were also 605 co-operative banks.

The Polish banking sector is stable and well capitalized. Systematic threats are also limited in view of the fact that the financial sector is still relatively small. However, the banking sector has seen a deterioration in asset quality. The share of non-performing loans as a percentage of total portfolio of commercial banks has increased to 21.4 per cent. in 2002 from 10.5 per cent. in 1997.

The regulatory and supervisory framework for the financial sector has been continuously upgraded, and is now close to international standards and best practice and in compliance with the EU standards. A new amendment to the Banking Law adopted in 2001 addressed the supervisors’ authority to conduct consolidated supervision, capital requirements to apply on a consolidated basis to banks and market risk, improved anti-money laundering legislation and clear rules for bank ownership transfer, as well as large credit exposure and provisioning.

The National Bank of Poland

The NBP is the central bank of Poland. The NBP is governed by the NBP Act and the Banking Law, both of which are consistent with EU standards. The three organs of the NBP are the President, the Management Board (consisting of six to eight Members (including two Deputy Presidents)) and the MPC. The President of the NBP is appointed by Parliament (Sejm), after nomination by the President of Poland, for a six-year term, with strictly limited rights of removal.

The principal responsibilities of the NBP are monetary policy and bank regulation and supervision. The NBP is specifically responsible for issuing banknotes and coins, acting as banker to the Government and to other banks in the banking system, acting as custodian of the country’s gold and foreign exchange reserves and acting as a bank of rediscount and lender to other banks.

While general exchange rate policies are established by the Council of Ministers after consultation with the MPC, implementation of exchange rate and monetary policy is within the sole authority of the NBP.

Poland’s Constitution and the NBP Act confirmed the NBP’s independence which is essential for the credibility of, and a prerequisite for, Poland’s participation in the European Economic and Monetary Union, or EMU. As part of Poland’s accession to the EU, the NBP will become a part of the European Central Bank, or ECB. The legislation also established the MPC which is part of the NBP. Although certain initiatives to decrease the independence of the NBP have been proposed in Parliament, none of these have been adopted. On the other hand, certain amendments are planned in order to meet ECB requirements, such as the appointment of independent auditors.

The role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm for its information, at the same time as the Council of Ministers submits the draft budget. The MPC determines monetary policy guidelines for each year and on the basis of those guidelines, makes decisions concerning use of the central bank’s key policy instruments: interest rates, required reserve ratios, open market operations, NBP’s loan and credit facilities and the exchange rate policy. The MPC is also required to present a report to the Sejm on the performance of the monetary policy guidelines within five months of the end of each fiscal year.

The MPC consists of ten members, namely the President of the NBP, as Chairman, and nine other members selected from outside the NBP. All members are appointed for a tenure of six years. Three members of the MPC are appointed by the Sejm, three by the Senate, and three by the President of Poland. The MPC meets at least once a month. The MPC makes decisions by a majority vote, in the presence of at least five members, including the Chairman. In the event of a tied vote, the Chairman has a casting vote. The positions taken by MPC members during votes are published in official publications.

The tenure of all of the current members, except for the Chairman, began in February 1998. The current Chairman, Leszek Balcerowicz, was appointed in January 2001. All members, with the exception of the Chairman, will be due for replacement in February 2004 (although one member of the MPC, who is expected to be selected in August 2003 as a result of a vacancy, may be reselected in February for a full term). As a result, the monetary policies of the MPC may change after February 2004.

Under the NBP Act, the activities of banks are supervised by the Commission for Banking Supervision. See “—Bank Regulation”. The Commission is responsible for issuing banking licenses and overseeing insolvency and liquidation proceedings in the banking sector.

Monetary Policy

The goal of the MPC’s monetary policy has been to reduce the rate of inflation in order to attain price stability as a foundation for sustainable economic growth over the long term. In September 1998, the MPC published its medium-term strategy for monetary policy which, apart from documenting this policy, also emphasized the strategic goal of the integration of Poland with the EU economy and entry to the euro zone. According to the policy, by 2003, inflation was to be reduced to a level not exceeding four per cent. annually. The NBP adopted a direct inflation targeting strategy. In pursuing this target, the NBP utilizes available monetary policy instruments.

In September 2002, the MPC published monetary policy guidelines for 2003 in which the inflation target for 2003 was set at 3 per cent., +/- 1 percentage point. The MPC’s current objective is to sustain the low rate of inflation. In pursuing this objective, the new on-going annual inflation target for the period after 2003 was set at 2.5 per cent. +/- 1 percentage point.

As of April 12, 2000, a fully floating exchange rate regime for the złoty was introduced, which constituted the final stage in the consistent policy of exchange rate flexibility. One of the MPC’s goals is the adoption by Poland of the euro, which means aiming to meet the EU’s Maastricht convergence criteria. One of the conditions for Poland’s euro entry is the inclusion of the złoty in the EU’s exchange rate mechanism system and the satisfaction of certain exchange-rate stability criteria.

Money Supply

In 2002, broad money supply contracted by 2.1 per cent. in nominal terms, or by 2.9 per cent. in inflation-adjusted terms. In March 2002, the calculation of monetary statistics was changed to comply with ECB requirements. This resulted in new definitions of broad and narrow money aggregates M3 and M1, which are now compiled the same way as those used by the ECB. The table below sets out information regarding selected monetary aggregates as at the end of the years 1998 to 2002 (using the new definitions):

	1998	1999	2000	2001	2002
	(PLN millions except for percentages)
Cash in circulation	30,225.3	38,082.7	34,112.7	38,213.5	42,192.7
Demand deposits	59,694.2	73,301.2	72,343.2	80,083.5	94,074.2

Narrow Money (M1)	89,919.5	111,383.9	106,455.9	118,297.0	136,267.0

Time deposits	133,758.7	157,316.7	193,968.3	209,901.3	183,456.4
Repurchase agreements	3.1	2.7	2.6	0.9	0.0
Debt securities with maturity below 2 years	232.3	164.6	330.6	234.7	1,778.5
Deposits redeemable at notice up to 3 months	0.0	0.0	0.0	0.0	53.5

Broad Money (M3)	223,913.4	268,867.8	300,757.3	328,433.8	321,555.3

Annual Changes (%)
Broad Money (nominal)	24.7	20.1	11.9	9.2	(2.1)
Broad Money (CPI deflated)	14.8	9.4	3.1	5.5	(2.9)
Consumer Price Index Dec/Dec	8.6	9.8	8.5	3.6	0.8

Source:  NBP

Interest Rates

Within the framework of its adopted strategy, the NBP applies a mix of monetary policy instruments to reach the pre-determined inflationary target.

Since 1998, the predominantly influential rate has been the reference rate, the minimum rate at which the NBP has been prepared to sell NBP bills and set a floor for the yield on NBP bills, the main securities used in the NBP’s open market operations to manage market liquidity. It reflects the general direction of monetary policy adjustments.

The lombard rate sets an upper limit on inter-bank market interest rates. In December 2001, the NBP introduced a new official rate for deposit standing facilities, the deposit rate. The deposit rate constitutes a floor on fluctuations in overnight rates. The rediscount rate is the rate at which the NBP accepts bills of exchange from commercial banks extending the rediscount credit of such bills. The rediscount rate is not widely used.

The following table sets out details of interest rates set by the NBP and changes in them since 1998:

Effective Date	Lombard Rate	Rediscount Rate	Minimum 28-day NBP bill reverse repo rate	Deposit Rate
	(%)
February 26, 1998	27.0	24.5	24.0	—
April 23, 1998	27.0	24.5	23.0	—
May 21, 1998	26.0	23.5	21.5	—
July 17, 1998	24.0	21.5	19.0	—
September 10, 1998	24.0	21.5	18.0	—
October 29, 1998	22.0	20.0	17.0	—
December 10, 1998	20.0	18.25	15.5	—
January 21, 1999	17.0	15.5	13.0	—
September 23, 1999	17.0	15.5	14.0	—
November 18, 1999	20.5	19.0	16.5	—
February 24, 2000	21.5	20.5	17.5	—
August 31, 2000	23.0	21.5	19.0	—
March 1, 2001	22.0	20.5	18.0	—
March 29, 2001	21.0	19.5	17.0	—
June 28, 2001	19.5	18.0	15.5	—
August 23, 2001	18.5	17.0	14.5	—
October 26, 2001	17.0	15.5	13.0	—
November 29, 2001	15.5	14.0	11.5	—
December 1, 2001	15.5	14.0	11.5	7.5
January 31, 2002	13.5	12.0	10.0	6.5
April 26, 2002	12.5	11.0	9.5	6.5
May 30, 2002	12.0	10.5	9.0	6.0
June 27, 2002	11.5	10.0	8.5	5.5
August 29, 2002	10.5	9.0	8.0	5.5
September 26, 2002	10.0	8.5	7.5	5.0
October 24, 2002	9.0	7.75	7.0	5.0
November 28, 2002	8.75	7.5	6.75	4.75
January 30, 2003	8.5	7.25	6.5	4.5
February 27, 2003	8.0	6.75	6.25	4.5
March 27, 2003	7.75	6.5	6.0	4.25
April 25, 2003	7.25	6.25	5.75	4.25
May 29, 2003	7.0	6.0	5.5	4.0
June 26, 2003	6.75	5.75	5.25	3.75

Source:  NBP

Mandatory Reserves

In recent years, there has been sustained excess liquidity in Poland’s banking system and reserve requirements historically have been an important instrument used by the NBP in attempting to limit the excess. In periods of rising excess liquidity, the NBP used to increase the ratio of the mandatory reserves. However, in September 1999, the rate of required reserves was set at 5 per cent., whether for demand deposits, time deposits or foreign currency deposits, and the NBP has managed banking sector liquidity through the compulsory sale to banks of its own bonds. In February, 2002, the MPC reduced the reserve requirements ratio to 4.5 per cent. and made other technical changes which bring the Polish mandatory reserve system closer to the system adopted by the ECB.

Open Market Operations

Open market operations are the NBP’s main instrument for adjusting the supply of reserves in the banking system and are a function of prevailing market conditions. The MPC lets the long-term interest rates be determined by the market. As a result, the NBP generally concentrates on short-term operations using its 28-day bills. From 2003, the maturity of the bills was shortened to 14 days, in accordance with the open market operation rules of the ECB.

Foreign Exchange Regulations

In June 1995, Poland formally acceded to the obligations imposed by Article VIII of the IMF Articles of Agreement and provided for full current account convertibility of the złoty. Further liberalization of foreign exchange transactions with the EU and OECD countries followed after the adoption of the new Foreign Exchange Law in July 2002 which abolished most of the restrictions with these countries. Restrictions on certain types of real estate operations still remain and the authorization of the Ministry of Interior for such transactions is needed. Although the majority of capital flows between Poland and abroad have been liberalized, some degree of restriction still exists on certain short-term financial transactions, direct investment and real estate acquisitions with non-OECD countries or countries with which Poland does not have agreements on bilateral protection of investments.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate consisted of a basket of currencies and was devalued at a fixed rate, with the NBP intervening to restrict fluctuations around this central rate. Since April 2000, the band has been abolished and the złoty has freely floated. The NBP has the right to intervene but has not so far used this right.

The following table sets out the official NBP exchange rate between the złoty and the dollar for the periods indicated:

	Period ended December 31,
	1998	1999	2000	2001	2002
End of period	3.5040	4.1483	4.1432	3.9863	3.8388
Average	3.4937	3.9675	4.3464	4.0939	4.0795

Source:  NBP

Bank Regulation

The Commission for Banking Supervision supervises the activities of banks in Poland, which includes developing guidelines for all Polish banks, while the role of the NBP’s General Inspectorate of Banking Supervision is enforcement of banking regulation and monitoring compliance with banking laws.

The current prudential standards include (i) implementation of capital adequacy principles consistent with EU Directives, being a minimum eight per cent. risk weighted capital ratio (accounting for credit and market risk) calculated substantially in accordance with international standards, and (ii) classification of the quality of bank assets, and application of specific provisions with respect to problem loans (100 per cent. for non-performing or “loss” loans, 50 per cent. for doubtful loans, 20 per cent. for substandard loans and 15 per cent. for the loans in the “special watch” category). The NBP also produces a quarterly bulletin which analyses the performance of banks generally within the Polish sector. Each bank is required to provide a monthly balance sheet and quarterly profit and loss account to the NBP to produce this report. In addition, every ten days banks are required to report to the NBP their foreign exchange positions as at closing on each of the previous ten days.

The NBP has assisted banks in the implementation of the new regulatory framework through on-site supervision and has endeavored to facilitate mergers with larger Polish banks and foreign institutions where this promotes financial stability.

The NBP Act established the Commission for Banking Supervision composed of the President of the NBP, the Director of the General Inspectorate of Banking Supervision, along with representatives of the President of Poland, the Minister of Finance, the Chairperson of the Polish Securities and Exchange Commission and the President of the Bank Guarantee Fund. The Banking Law also provided the rules and procedures for the establishment and the organization of State banks, co-operative banks and joint-stock banks as well as a requirement of the approval of the Commission for Banking Supervision for any purchase exceeding 10 per cent. (and specified percentage figures thereafter) of a bank’s shares.

The Law on the Bank Guarantee Fund provides for bank-funded deposit insurance for all banks through the creation of a guarantee fund, whose operations are financed by mandatory bank contributions. The guarantee fund provides the following coverage:

•	100 per cent. of funds deposited in Polish banks in złoty and foreign currencies (irrespective of the number of accounts opened by a depositor), up to the equivalent of euro 1,000; and

•	from January 1, 2003, 90 per cent. of funds within the range of euro 1,000 to euro 22,500.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland enacted legislation regarding public trading in securities and the establishment of the WSE. In 1994, the WSE was admitted to the International Federation of Stock Exchanges as a full member. The WSE consists of a “main”, a “parallel” and a “free” market with the main market requiring a larger market capitalization and stricter disclosure requirements than the remaining markets.

Current securities legislation, known as the Law on the Public Trading of Securities, regulates the public offering of securities and the operations of securities brokers and under it the Securities and Exchange Commission, equipped with enforcement powers, supervises the securities and commodities markets. The Securities and Exchange Commission has authority over all public offerings and establishes reporting requirements and operating practices. Its authority has been further expanded by its ability to enforce punitive charges for misconduct or misinformation. The Law on the Public Trading of Securities also provides for comprehensive regulations in the areas of capital markets and derivatives, provides the rules and procedures for admission of securities to public trading and regulates the activities of brokerage houses, securities lending and short sales. Polish securities regulations are harmonized with the rules and regulations of the OECD and the EU. On January 16, 1998, futures contracts based on the stock market index—WIG 20—were quoted for the first time on the WSE. Warrants were first introduced on the WSE in March 1998. Currently, warrants are based on stocks of major companies and indices.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian and each broker and custodian is required to hold a securities account in the National Securities Depository and maintain a cash account with a clearing bank. The process of accounting, and the preparation of data for settlement and registration, are fully computerized.

All securities admitted for public trading are required to be deposited in the form of a global certificate with the National Securities Depository and are traded in book-entry form only. Shareholders are supplied with depository receipts and accounts statements from the broker or custodian with whom they hold an account.

As at March 31, 2003, there were 22 member brokerage houses operating on the WSE. Out of the total number of 35 brokerage houses operating in Poland, five were owned by banks and 30 were operating as independent entities. Furthermore, 17 banks provided investment accounts. There were 1,829 licensed brokers and 201 licensed investment advisors in Poland at that time.

As at March 31, 2003, 208 companies (including 14 NIFs) had their shares listed on the WSE and 56 State Treasury bond issues, five corporate bond issues, ten investment certificate issues and certain warrants and futures contracts were also listed there.

Foreign investors may engage in transactions on the WSE on the same terms as domestic investors and may repatriate trading profits in a foreign currency without obtaining any further permits under Poland’s foreign exchange regime.

The following table sets forth selected indicators relating to the equity component of the WSE:

	As at or for the year ended December 31,
	1998	1999	2000	2001	2002
Market capitalization(1):
(in PLN billions)	724.4	1,234.1	1,300.9	1,033.7	1,105.7
(in $ billions)	206.7	297.5	317.1	259.3	241.6
(% of GDP)	13.2	20.2	18.2	13.8	14.4
Turnover in PLN billions(2)	623.0	950.3	1810.0	913.0	717.0
WIG index	12,795.6	18,083.6	17,847.6	13,922.2	14,366.7
Average P/E ratio	16.3	36.2	28.5	31.3	29.0
Dividend yield	0.9	0.6	0.8	1.3	1.4
Listed companies	198	221	212	230	216

(1)	Capitalization of companies listed on the WSE.
(2)	Includes both purchases and sales and off-session block transactions.

Source:  WSE

In addition to the WSE, there is also a regulated, secondary, public, over-the-counter market, the CeTO. CeTO is responsible for providing the infrastructure for securities trading on the regulated off-exchange market. CeTO was founded in 1996 and is owned by the largest Polish banks, brokerage houses and the WSE. In April 2002, the Ministry of Finance launched the Primary Dealers System under which CeTO is responsible for organizing the Electronic Treasury Securities Market (ETSM), a wholesale Government securities market. In the second half of 2002, ETSM turnover amounted to over PLN 100 billion.

Investment funds

Investment funds are regulated under the Act on Investment Funds of August 28, 1997, which enables the creation of open-end investment funds, specialized open-end investment funds, closed-end investment funds and mixed investment funds. The act has since been amended to enable the creation of a new kind of investment fund—the specialized closed-end fund—which will be a venture capital fund, and to simplify the procedures concerning the creation of funds and fund corporations. Planned amendments to the act provide for introducing securitization funds.

As at March 31, 2003, the Securities and Exchange Commission had granted permits to 18 fund corporations managing 125 investment funds.

Pension funds

At the end of December 2002, there were 17 pension funds operating in Poland with total assets of PLN 31.6 billion and a two-year average annual rate of return of 22.0 per cent.

Treasury securities

Trading of Treasury bonds on the secondary market can be conducted through the WSE. However, most Treasury bond trading is concentrated on the over-the-counter market with the total value of annual transactions accounting for over 90 per cent. of the total value of transactions executed in all markets. This is due to lower transaction charges in the over-the-counter market in comparison with the cost of transactions executed on the WSE. It is anticipated that the ETSM operated by CeTO will become the main trading market for Government securities.

Insurance market

The Polish insurance market is dominated by four insurance companies. According to regulatory data, as at December 31, 2002, the largest market share, based on amount of gross premiums written, was held by PZU S.A. (32.0 per cent.), followed by Powszechny Zaklad Ubezpieczen na Zycie S.A. (21.2 per cent.), then TUiRWarta S.A. (7.7 per cent.) and Commercial Union Polska—TU Zycie S.A. (7.6 per cent.). In 2002, the number of insurance companies with a majority of foreign equity rose to 51, compared to 48 in December 2001. At the end of December 2002, FDI in the insurance market reached PLN 3.0 billion, compared to PLN 2.5 billion in 2001. Foreign capital accounted for 71.9 per cent. in 2002 (compared to 67.8 per cent. in 2001) of total equity capital of the insurance companies. At the end of December 2002, the cumulative amount of FDI in the life assurance sector reached PLN 1.49 billion and in the non-life insurance sector reached PLN 1.5 billion.

According to regulatory data, as at December 31, 2002, investments by insurance companies rose to PLN 50.3 billion from PLN 41.6 billion as at December 31, 2001. In the life assurance market, investment totaled around PLN 31.1 billion at the end of December 2002 as compared to PLN 24.8 billion at the end of December 2001. In the non-life insurance market, investments reached PLN 19.9 billion at the end of December 2002, compared to PLN 16.8 billion at the end of December of 2001. The investments of insurance companies at the end of December 2002 were primarily concentrated in debt securities (75.7 per cent.) followed by equities, other variable-income securities and units in investment funds (7.2 per cent.) and bank deposits (3.8 per cent.).

At the end of December 2002, there were 74 licensed insurance companies operating in Poland. Of these, 36 were life assurance and 38 were non-life insurance companies.

PUBLIC FINANCE

In Poland, the components of public finance are primarily the State budget, local budgets, health funds, extra-budgetary funds and State and local extra-budgetary units and agencies.

Fiscal policy from 1990 to 2001 was shaped by a desire to reduce inflation and to keep the State budget deficit consistent with monetary policy objectives. Under the Constitution, the NBP may not finance the budget deficit. In the years 1993 to 2000, the State budget deficit remained below 4 per cent. of GDP as well as below the target set out in the applicable State budget. The State budget deficit was 4.3 per cent. of GDP in 2001 and is estimated to have amounted to 5.1 per cent. of GDP in 2002.

In order properly to monitor the impact of public spending on domestic savings, the Government uses an economic deficit indicator. The economic deficit is a cumulative figure which reflects the State budget deficit, local government balances, extra-budgetary fund balances, payments to public sector employees and pensioners, debt servicing costs paid to open pension funds, the demographic reserve fund, corrected payments from the special fund of the State Treasury transfers to open pension funds and one-time revenues, such as for example, the sale proceeds of UMTS licenses, as well as certain other amounts. The increase in the economic deficit level up to approximately 4.9 per cent. of GDP in 2002, according to preliminary data, and an estimated 4.6 per cent. in 2003 is primarily the result of increases in the State budget deficit.

The higher deficit than budgeted in 2001 was caused by a significant worsening of economic conditions in Poland, which directly affects tax revenues, corporate income tax being the most sensitive to such changes. In 2002, the deficit was in line with the budget, although higher than in 2001.

The reduction in income tax revenues is attributed to a material deterioration in corporate profits, which is the result of both lower domestic demand and the strong Polish currency. Revenues from value added tax were affected by changes in domestic product structure in the last two years. The main factor which has determined growth in GDP to date has been individual consumption, which traditionally contributes significantly to value added tax revenues. However, in 2000, 2001 and 2002 individual consumption contracted, while at the same time exports (which are taxed at a zero rate of value added tax) increased.

The 2003 Budget Act

The 2003 Budget Act provides for budget revenues of PLN 155.7 billion, an increase of 8.5 per cent. over 2002, and expenditures of PLN 194.4 billion, an increase of 6.3 per cent. over 2002. The Government expects all tax-based revenues to increase by 7.7 per cent. in 2003. Indirect taxes are expected to account for 62.2 per cent. of total revenues, decreasing from 62.4 per cent. in 2002. In the 2003 Budget Act, budgeted corporate and personal income taxes are expected to account for 9.2 per cent. and 17.6 per cent., respectively, of total revenues, as compared to 10.5 per cent. and 16.8 per cent. of total revenues in 2002.

Non-tax revenues in 2003 are expected to increase by 24.7 per cent. This is mainly as a result of an increase in the NBP’s profits and the introduction in 2003 of another source of revenue-restructuring fees, resulting from some tax-arrears forgiveness to companies. The share of non-tax revenues in total budget revenues for 2003 is expected to be 8.4 per cent. compared to 7.3 per cent. in 2002.

The State budget deficit is projected to be at the level of PLN 38.7 billion or 4.8 per cent. of GDP, compared to 5.1 per cent. in 2002.

Financing the State Budget Deficit

The Ministry of Finance expects that in 2003, pursuant to the 2003 Budget Act, the estimated State budget deficit will be financed principally through the issuance of medium-term (two to five-year maturities) and longer term (ten-year) treasury securities to domestic financial and non-financial institutions and individuals, as well as to foreign investors, with the remainder financed by privatization receipts. If privatization revenues are lower than expected, the predicted shortfall will be financed by State borrowing.

Government expenditures as a percentage of GDP has remained at approximately the same level since 1994; however, the structure of Government expenditures has changed significantly during this period as a steep decline in subsidies to State-owned enterprises has been matched by a steep increase in payments to individuals, particularly unemployment benefits and pension payments. See “—The State Budget—Expenditures.”

The following table sets out certain fiscal trends in Poland’s public finances(1) for the years 1998 to 2002 and as provided in the 2003 Budget Act:

	1998	1999	2000	2001	2002(2)	2003(3)
	(PLN millions)
State budget balance	(13,192)	(12,479)	(15,391)	(32,358)	(39,402)	(38,734)
Revenues	126,560	125,922	135,664	140,527	143,520	155,698
Expenditures	139,752	138,401	151,055	172,885	182,922	194,432
General Government balance	(14,301)	(19,893)	(21,474)	(38,192)	46,308	(47,960)
Revenues(4)	227,284	253,970	271,207	290,640	296,955	317,285
Expenditures(4)	241,585	273,863	292,681	328,832	343,263	365,245

	(as a % of GDP)
State budget balance	(2.4)	(2.0)	(2.2)	(4.3)	(5.1)	(4.8)
Revenues	22.9	20.5	19.0	18.7	18.6	19.2
Expenditures	25.2	22.5	21.2	23.0	23.7	24.0
General Government balance	(2.6)	(3.2)	(3.0)	(5.1)	(6.0)	(5.9)
Revenues	41.1	41.3	38.0	38.7	38.5	39.2
Expenditures	43.6	44.5	41.0	43.8	44.4	45.1
Primary State budget balance(5)	0.8	1.0	0.4	(1.5)	(2.0)	(1.5)
GDP (PLN millions)	553,560 (6)	615,115 (6)	713,391	750,786	772,248	809,543

(1)	Polish budget figures are presented on a cash basis.
(2)	Preliminary data.
(3)	2003 Budget Act.
(4)	Excluding intra-Government transfers.
(5)	State budget balance excluding interest payments calculated on cash basis.
(6)	GDP data for the years prior to 2000 are not directly comparable with later data due to a change in methodology.

Source:  Ministry of Finance

The following tables set out Poland’s economic deficit (in PLN billions and as a percentage of GDP) for the years 1998 to 2002 and as provided in the 2003 Budget Act:

	1998	1999	2000	2001	2002(1)	2003(2)
	(PLN billions)
State budget balance	(13.2)	(12.5)	(15.4)	(32.4)	(39.4)	(38.7)
Local budgets balance	(1.4)	(1.0)	(3.1)	(3.1)	(3.1)	(3.3)
Health care sector balance(3)	(3.3)	(0.8)	0.5	0.5	(2.0)	0.4
Funds balance	0.3	(6.1)	(0.6)	(3.7)	(2.6)	(4.2)
State and local extra budgetary units balance	(0.1)	0.4	0.3	(0.4)	0.5	0.1
Other elements balance	—	—	—	0.9	0.3	(2.3)
Compensation	—	—	(3.4)	(2.5)	(2.7)	(3.3)
Transfer to open pension funds	—	2.3	7.6	8.7	9.5	11.4
Debt servicing cost paid to open pension funds	—	0.1	0.6	1.2	1.5	2.7
UMTS license revenue	—	—	—	(2.7)	—	—
State Treasury special fund corrected payment	—	—	(0.4)	(0.1)	(0.1)	—
Economic deficit	(17.6)	(17.6)	(13.9)	(33.6)	(38.1)	(37.1)

	(as a % of GDP)
State budget balance	(2.4)	(2.0)	(2.2)	(4.3)	(5.1)	(4.8)
Local budgets balance	(0.3)	(0.2)	(0.4)	(0.4)	(0.4)	(0.4)
Health care sector balance(3)	(0.6)	(0.1)	0.1	0.1	(0.3)	0.1
Funds balance	0.1	(1.0)	(0.1)	(0.5)	(0.3)	(0.5)
State and local extra budgetary units balance	0.0	0.1	0.0	(0.1)	0.1	0.0
Other elements balance	—	—	—	0.1	0.0	(0.3)
Compensation	—	—	(0.5)	(0.3)	(0.3)	(0.4)
Transfer to open pension funds	—	0.4	1.1	1.2	1.2	1.4
Debt servicing cost paid to open pension funds	—	0.0	0.1	0.2	0.2	0.3
UMTS license revenue	—	—	—	(0.4)	—	—
State Treasury special fund corrected payment	—	—	(0.1)	0.0	0.0	—
Economic deficit	(3.2)	(2.9)	(1.9)	(4.5)	(4.9)	(4.6)

(1)	Preliminary data.
(2)	2003 Budget Act.
(3)	From 1999, the health care sector was comprised of health funds and from the beginning of 2003 these have been consolidated into a national health fund.

Source:  Ministry of Finance

The following table sets out certain data related to selected extra budgetary funds for 1998 to 2002 and as provided in the 2003 Budget Act:

	1998	1999	2000	2001	2002(1)	2003(2)
	(PLN millions)
Social insurance fund balance	(818)	(6,493)	(3,603)	(4,381)	(3,085)	(2,012)
Revenues	71,960	73,910	81,285	91,564	95,404	100,174
Budget transfers	14,472	11,248	17,499	23,774	29,612	30,551
Expenditures	72,778	80,403	84,888	95,945	98,489	102,187
Agriculture social insurance fund balance	5	(4)	(280)	(2)	427	(144)
Revenues	11,316	13,638	14,014	15,787	16,378	15,986
Budget transfers	10,652	12,891	13,213	14,881	15,390	15,014
Expenditures	11,311	13,642	14,294	15,789	15,951	16,130
Labor fund balance	303	(98)	(1,068)	(27)	(531)	(2,011)
Revenues	5,119	5,481	6,092	8,317	9,276	9,764
Budget transfers	1,263	819	1,000	2,840	3,844	4,186
Expenditures	4,816	5,579	7,160	8,344	9,807	11,775
Health fund balance	—	(827)	512	521	(1,969)	411
Revenues	—	21,540	23,885	27,322	25,629	28,453
Budget transfers	—	2,500	176	200	166	137
Expenditures	—	22,367	23,374	26,801	27,598	28,042

(1)	Preliminary data.
(2)	2003 Budget Act.

Source:  Ministry of Finance

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to each fiscal year. The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

Generally, this budgetary timetable has been adhered to, although the 2001 Budget Act was not signed by the President until March 2002, following delays arising from the change in Government after the elections in September 2001.

The following table sets out the State’s revenues in nominal terms and as a percentage of GDP for the years 1998 to 2002 as well as corresponding data from the 2003 Budget Act:

	1998		1999		2000	2001		2002(1)	2003(2)
	(PLN millions)
Total revenues	126,559.9		125,922.2		135,663.9	140,526.9		143,519.9	155,697.7
Tax revenues	119,981.7		118,308.7		124,707.1	123,147.4		132,557.1	142,461.6
Indirect taxes (Excise, VAT)	64,432.3		74,567.1		79,670.5	82,422.9		89,603.9	96,861.2
Corporate income tax	14,809.0		15,060.4		16,867.7	13,219.7		15,008.4	14,394.7
Personal income tax	34,664.0		23,115.2		23,088.6	23,444.2		24,139.0	27,355.7
Custom duties	6,076.5		5,566.0		5,080.3	4,060.5		3,805.8	3,850.0
Non-tax revenues	6,570.5		7,548.1		10,822.9	16,206.6		10,465.0	13,058.9
Dividends	1,000.8		596.5		929.7	888.8		637.1	670.0
Profit transfers from the NBP	321.9		502.4		2,205.6	4,868.8		2,582.2	4,685.6
Revenue of budgetary units	4,105.6		5,393.7		6,523.3	9,154.5	(3)	6,637.7	6,205.8
Other revenue	1,142.2		1,055.5		1,164.4	1,294.6		608.1	873.6
Restructuring fee	—		—		—	—		—	623.8
Foreign revenues	7.7		65.4		133.8	1,172.9		497.7	177.2

	(as a % of GDP)
Total revenues	22.9		20.5		19.0	18.7		18.6	19.2
Tax revenues	21.7		19.2		17.5	16.4		17.2	17.6
Indirect taxes (Excise, VAT)	11.6		12.1		11.2	11.0		11.6	12.0
Corporate income tax	2.7		2.4		2.4	1.8		1.9	1.8
Personal income tax	6.3		3.8		3.2	3.1		3.1	3.4
Custom duties	1.1		0.9		0.7	0.5		0.5	0.5
Non-tax revenues	1.2		1.2		1.5	2.2		1.4	1.6
Dividends	0.2		0.1		0.1	0.1		0.1	0.1
Profit transfers from the NBP	0.1		0.1		0.3	0.6		0.3	0.6
Revenue of budgetary units	0.7		0.9		0.9	1.2		0.9	0.8
Other revenue	0.2		0.2		0.2	0.2		0.1	0.1
Restructuring fee	—		—		—	—		—	0.1
Foreign revenues	0.0		0.0		0.0	0.2		0.1	0.0
GDP (PLN millions)	553,560	(4)	615,115	(4)	713,391	750,786		772,248	809,543

(1)	Preliminary data.
(2)	2003 Budget Act.
(3)	Of this amount, PLN 2.7 billion (0.4% per cent. of GDP) is revenue from the sale of UMTS licenses.
(4)	GDP data for the years prior to 2000 are not directly comparable with later data due to a change in methodology.

Source:  Ministry of Finance

The following table sets out the State’s expenditures in nominal terms and as a percentage of GDP for the years 1998 to 2002 as well as corresponding data from the 2003 Budget Act:

	1998		1999		2000	2001	2002	2003(1)
	(PLN millions)
Total State budget expenditures(2)	139,752		138,401		151,477	172,884	182,922	194,432
Subsidies(3)	2,589		2,425		2,482	2,513	1,668	1,572
Foreign debt service	3,770		3,884		4,297	3,794	3,757	5,380
Social insurance	25,219		29,436		36,699	46,066	52,860	53,673
Current expenditures of the budget sphere(4)	70,258		56,566		58,954	64,273	64,932	68,835
Settlements with banks, domestic debt, service and guaranties	16,743		16,579		15,757	20,384	22,192	23,506
Capital expenditures(5)	9,436		7,389		7,428	6,420	7,811	9,499
Subsidies to local authorities(6)	11,737		22,122		25,860	29,434	29,702	31,967

	(as a % of GDP)
Total State budget expenditures	25.2		22.5		21.2	23.0	23.7	24.0
Subsidies(2)	0.5		0.4		0.3	0.3	0.2	0.2
Foreign debt service	0.7		0.6		0.6	0.5	0.5	0.7
Social insurance	4.6		4.8		5.1	6.1	6.8	6.6
Current expenditures of the budget sphere(4)	12.7		9.2		8.3	8.6	8.4	8.5
Settlements with banks, domestic debt, service and guaranties	3.0		2.7		2.2	2.7	2.9	2.9
Capital expenditures(5)	1.7		1.2		1.0	0.9	1.0	1.2
Subsidies to local authorities(6)	2.1		3.6		3.6	3.9	3.8	3.9
GDP (PLN millions)	553,560	(7)	615,115	(7)	713,391	750,786	772,248	809,543

(1)	2003 Budget Act.
(2)	Excluding intra State budget transfers.
(3)	Subsidies to enterprises.
(4)	Current expenditures of the budget sphere include expenditures not captured by the other categories, including administration expenses, pensions to army and police force personel and certain specific subsidies not included in other line items.
(5)	Capital expenditures include investments and equity contributions.
(6)	General subsidies to local governments.
(7)	GDP data for the years prior to 2000 are not directly comparable with later data due to a change in methodology.

Source:  Ministry of Finance

Revenues

The principal source of State revenues is taxation. The principal taxes in the Polish tax system are a tax on goods and services, or VAT, corporate income tax, or CIT, personal income tax, or PIT, and excise tax. There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax and real estate tax.

The Government is seeking to harmonize taxation in line with taxation in EU countries by increasing indirect taxation. At the end of 2002, the Government also introduced fiscal and economic tools to reinforce economic growth, such as the cancellation of certain debt owed by companies to the State Treasury and the introduction of higher depreciation rates for new capital assets.

Corporate Income Tax.    In November 1999, CIT and VAT tax reforms were introduced, providing for reduction of the CIT rate from 34 per cent. to 30 per cent. in 2000, 28 per cent. in 2001 and 2002 and 27 per cent. in 2003. In 2004, the CIT rate is expected to decrease to 19 per cent. The aim of the tax cut is to increase the competitiveness of Polish companies and FDI levels, although a resulting decrease in revenue is expected.

Since January 1, 2001, dividends have been subject to a 15 per cent. withholding tax rate. The amount withheld from the dividends paid to a corporate taxpayer is deducted from the amount of the CIT payable by that taxpayer, calculated at the regular rate. Such deduction may be made in a given fiscal year or in the following fiscal years, thus resulting in an effective tax exemption of domestic inter-company dividends. Cross-border payments of dividends are subject to 15 per cent. withholding tax and interest and royalties are subject to a 20 per cent. withholding, unless a relevant double taxation treaty provides otherwise. Since September 2002, the Government has introduced higher depreciation rates for new capital assets in order to encourage investment.

Personal Income Tax.    PIT is levied at progressive tax rates, which are currently 19 per cent., 30 per cent. and 40 per cent. In 2000, the Government submitted, and Parliament accepted, with some minor modifications, PIT reforms including limiting the number of tax reliefs available. In 2002, further changes were introduced, the major ones being the taxation of income from interest on savings, bonds and investment funds (at a rate of 20 per cent.) and restructuring reliefs on purchasing apartments and houses.

Value Added Tax.    In general, except for some specific services, all business activity in Poland is subject to VAT at a rate of 22 per cent. VAT is levied on all goods sold in, or imported into, Poland, as well as on services rendered in Poland. Polish VAT is similar in its operation to the current VAT levied in the member states of the EU. VAT is levied at rates of 22 per cent. (standard rate), 7 per cent. (for unprocessed agricultural products) and 0 per cent. (for agricultural equipment and raw materials, exported goods and services and some other specifically listed services). Since 2002, VAT rates have been increased on childrens’ goods (from 7 per cent. to 12 per cent. and from 12 per cent. to 22 per cent. in 2003) and on apartments in certain housing developments (from a zero rate to 7 per cent.). In addition, the VAT rate for certain services has risen from 7 per cent. to 22 per cent. VAT rates will be subject to further adjustments in order to fall in line with EU VAT directives.

Excise Tax.    Excise tax is levied on, among other products, alcohol, tobacco, fuel, automobiles, some electronic appliances, cosmetic products, yachts, salt, gambling machines and fur clothing. In 2002, an excise tax of PLN 0.02 per kilowatt was introduced in respect of power consumption and the excise tax on alcohol was decreased by 30 per cent.

Expenditures

A major component of State expenditures is social expenditure. Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the State budget. Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the 2003 Budget Act. The social insurance fund and the labor fund are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditures

The growth of social expenditures paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds, and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term. Early retirement and higher unemployment also put a strain on social expenditures. In 2002, social expenditures, including social insurance, amounted to 9.0 per cent. of GDP as compared to 8.4 per cent. of GDP in 2001 and 7.1 per cent. of GDP in 2000.

The pension system consumed approximately 30 per cent. of total State budget expenditures in 2002 and no significant decrease is forecast for the short and medium term. Any decrease resulting from pension reform is expected to be offset by an increase resulting from an ageing population. The increase of funds transferred into the second pillar of the pension system (see below) amounted to PLN 9.5 billion in 2002, compared to PLN 8.7 billion in 2001 and PLN 7.6 billion in 2000. The transfers are reflected in the budgetary expenditures in macroeconomic terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings by 1.2 per cent. of GDP in 2002. The 2003 Budget Act anticipates that PLN 11.4 billion will be transferred in 2003, which is expected to reduce the impact of the budget deficit on national savings by 1.4 per cent. of GDP.

Pension System Reform

On January 1, 1999, the “pay-as-you-go” pension system in Poland was replaced with a three pillar system; the first pillar is an improved version of the mandatory pay-as-you-go system; the second involves private pension funds, called open pension funds, managed by private institutions and pension institutions; and the third is a voluntary capitalized fund, such as an employee pension scheme and individual pension insurance policies. Since January 1, 1999, participation in the first two pillars has been mandatory for persons below the age of 30. Persons between the ages of 30 and 50 had to decide by the end of 1999 whether they would pay into a private pension scheme or remain in the pay-as-you-go scheme. Persons over 50 remained in the pay-as-you-go scheme. As of December 31, 2002, there were 17 second pillar pension funds with a membership of more than 11.0 million people accounting for PLN 31.6 billion of pension funds’ assets. The investment strategy of pension funds is regulated by law (for example there are restrictions on the type of assets which may be held). As of December 31, 2002, Treasury Securities and stocks listed on the WSE constituted the majority of total assets held by such funds (accounting for 66 and 26 per cent., respectively).

The pension reforms aim to reduce State budgetary liabilities to the social security system and in turn providing more liquidity in domestic markets as a result of the significant flow of funds into privately managed pension funds. The pension funds are only allowed to invest five per cent. of their funds in foreign currencies or foreign assets. Due to a shortfall in the system upon its implementation, only part of the State collected pension funds have been transferred to private pension funds. In addition, as the reforms gained public approval, more people than previously expected decided to join the second pillar, which since 2000 has resulted in higher transfers from the State budget.

Health System Reform

Currently, management of the health care system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 8.0 per cent. of each individual employee’s wages. Additionally, in 2002, budget expenditure on health care amounted to PLN 3 billion. The Government is currently reviewing reform of the health system.

Local Budgets

In Poland, local governments are largely self-financing, having their own separate budgets and revenue base (consisting mainly of property taxes and an allocated share of income taxes collected by the central Government). In 2002, 16 per cent. of State budget expenditure was in the form of local government subsidies. The Government expects that in the future local governments will receive an increasing portion of their revenues from taxation and will reduce further their reliance on subsidies from the State.

The following table sets out local government(1) revenues and expenditures and deficit as a percentage of GDP for the years 1998 to 2002, and as provided in the 2003 Budget Act:

	1998	1999	2000	2001	2002(2)	2003(3)
	(PLN millions, except for percentages)
Total revenues	46,119	64,878	72,610	79,596	80,034	83,613
Total expenditures	47,495	65,846	75,747	82,735	83,182	86,901
Balance	(1,376)	(968)	(3,137)	(3,139)	(3,148)	(3,288)
As a percentage of GDP	(0.2)	(0.2)	(0.4)	(0.4)	(0.4)	(0.4)
GDP	553,560 (4)	615,115 (4)	713,391	750,786	772,248	809,543

(1)	Since 1999, local Government budgets consist of gmina budgets, poviat budgets and voievoship budgets.
(2)	Preliminary data.
(3)	2003 Budget Act
(4)	GDP data for the years prior to 2000 are not directly comparable with later data due to a change in methodology.

Source:  Ministry of Finance

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State, or State Treasury debt, by the local governments and by entities belonging to the public finance sector (as defined by the public finance law). It does not include debt incurred by State-owned financial institutions, other State-owned enterprises and the NBP. The Ministry of Finance started to collect data on public sector debt in 1999, pursuant to a new law on public finance. In addition, the State Treasury provides certain State guarantees and sureties to cover liabilities of Polish entities. As at December 31, 2002, the amount of such guarantees (including expected interest payments) was PLN 32.5 billion, of which PLN 17.6 billion related to guarantees provided to cover liabilities of Polish entities indebted to foreign entities. In addition, following the terrorist attacks in the United States on September 11, 2001, the State Treasury provided a guarantee for all Polish airlines amounting to a further $1 billion.

The following table shows total public sector debt for 1999 to 2002:

	1999(1)	2000(1)	2001	2002
	(PLN millions)
Public finance sector debt	273,358	280,474	302,107	353,843
Central Government sector debt	267,196	271,097	291,321	338,573
of which:
State Treasury debt	263,541	265,888	282,617	326,771
Local government debt	6,161	9,225	10,786	15,271

(1)	Before 1999, only data on the State Treasury debt were available. The comparability of data on the public finance sector debt in the years 1999 to 2000 is limited due to a change in methodology.

Source:  Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria—place of issue and residency. In the former, all instruments issued for the domestic market regardless of the status of their holder (domestic or foreign) are classified as internal debt. In the latter, all instruments, regardless of the market they are issued for, are classified as external or internal by the residency status of the holder.

In this section of this prospectus, debt is referred to as internal or external based on the place of issue criterion.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 152.2 billion at the end of 1994 to PLN 327.9 billion at the end of December 2002. This nominal growth came primarily from growth in internal State Treasury debt used to finance budget deficits and to make payments to external creditors.

As a result of debt reduction agreements concluded in 1991 and 1994 as well as bond repurchases and because of the growth in GDP from 1994 to 2002, the ratio of State Treasury external indebtedness to GDP has been reduced from 43.0 per cent. at the end of 1994 to 14.1 per cent. at the end of 2002.

In 2002, the State Treasury issued internal bonds and bills in a nominal amount of PLN 115.6 billion and external bonds in a nominal amount of €750 million, $1.4 billion and £400 million. In early 2003, the State Treasury set up a €5 billion Euro Medium Term Note Program. As at June 30, 2002, €2.3 billion was outstanding under this program. In June 2002, the State Treasury issued its debut bond in the Japanese domestic market in a principal amount of ¥25 billion.

The following table sets out categories of the State Treasury’s debt for the years 1998 to 2002 as aggregate amounts and as percentages of nominal GDP:

	At December 31,
	1998		1999		2000	2001	2002
	(PLN millions except for percentages)
Internal State Treasury debt	121,182		134,676		145,982	185,028	219,367
As a percentage of GDP	21.9		21.9		20.5	24.6	28.4
External State Treasury debt	116,218		129,694		120,835	98,909	108,557
As a percentage of GDP	21.0		21.1		16.9	13.2	14.1
Total State Treasury debt	237,400		264,370		266,817	283,937	327,924
As a percentage of GDP	42.9		43.0		37.4	37.8	42.5
GDP	553,560	(1)	615,115	(1)	713,391	750,768	772,248

(1)	GDP data for the years prior to 2000 are not directly comparable with later data due to a change in methodology.

Source:  Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance must specifically approve the terms of all direct internal debt and external debt incurred by the State. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if as a result public debt would exceed 60 per cent. of GDP. In addition, under the Public Finance Act of 1998, if public debt exceeds 50 per cent. of GDP, the Government is required to introduce prudential measures in order to reduce the level of public debt, including providing a budget for the following year in which the forecasted deficit/revenues ratio will not exceed the ratio in the current year. Thereafter, if such prudential measures do not reduce the levels of public debt as a percentage of GDP and the total figure exceeds 55 per cent. of GDP, the Government has to present a budget act which ensures that the level of public debt as a percentage of GDP will not increase.

The Act on Public Finance of 1998 requires an official debt management strategy to be prepared and attached to the budget act annually. The debt management strategy for 2003–2005 was approved by Parliament together with the 2003 Budget Act. The strategy’s objectives are to maintain public debt below 55 per cent. of GDP and minimize debt service costs in the long term, as well as to:

•	increase the liquidity, efficiency and transparency of the Treasury securities market;

•	start a program of refinancing payments of foreign debt falling due in the years 2004-09 with a view to decreasing risk and cost;

•	improve the primary dealers system;

•	develop a system of State budget liquidity management;

•	develop a system for issued retail debt instruments; and

•	continue the conversion of non-marketable debt to marketable debt.

The Government continues to restrict the issuance of State guarantees primarily to major investment projects, in the areas of infrastructure and environment, together with certain guarantees relating to the restructuring of certain sectors. In addition, the Government’s aim is for total expected payments on guarantees and sureties not to exceed 2 per cent. of GDP in any given year.

On April 18, 2003, the Government signed a contract to purchase F-16 military aircraft from Lockheed Martin, a U.S. company. The contract is valued at $3.5 billion. The majority of payments will be made in the years 2011-2015.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 66.1 billion or 21.5 per cent. of GDP at the end of 1995 to PLN 219.4 billion or 28.5 per cent. of GDP at the end of December 2002. This increase reflects the Government’s policy of borrowing internally to finance the annual budget deficit and to fund payments and repayments to external creditors.

Internal public debt comprises:

•	marketable Treasury securities, including short-term Treasury bills, as well as fixed and floating rate Treasury bonds with maturities from two years to 20 years, both issued at market prices to financial and non-financial institutions and to individuals;

•	securities not freely marketable, issued on a registered basis and transferred to certain domestic State-owned financial institutions; and certain other State debt in the form of long-term liabilities issued in connection with the restructuring of the State banking system and other debt; non-marketable debt is being gradually exchanged for marketable debt; and

•	savings bonds, which are sold to private persons exclusively and are not freely marketable.

As of the end of December 2002 the proportion of the various types of securities in the total amount of internal debt was as follows: Treasury bills—19.2 per cent.; Treasury bonds—70.1 per cent.; non-marketable bonds—4.0 per cent.; and savings bonds—3.5 per cent. The internal Treasury securities (including marketable, non-marketable, saving bonds and Treasury bills) were held by: 49.9 per cent. domestic non-banking investors, 32.8 per cent. domestic commercial banks and 14.3 per cent. foreign investors.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities from one to 52 weeks. At the end of December 2002, the percentage of total internal Treasury securities outstanding constituted by Treasury bills was 19.2 per cent. Issues of marketable Treasury bonds currently outstanding include fixed rate, zero coupon and floating rate instruments with two, three, five, ten and 20 year maturities, as well as saving bonds with two and four year maturities. Such bonds constituted 73.7 per cent. of total outstanding Treasury securities at the end of December 2002.

In addition to Treasury bills and Treasury bonds (considered as “marketable” Treasury securities), the State has also issued “non-marketable” Treasury securities which accounted for 7.8 per cent. of total internal Treasury securities as at the end of December 2002.

External State Treasury Debt

As at the end of December 2002, Poland had PLN 108.6 billion ($28.3 billion) of State Treasury external debt outstanding, which was a modest increase in nominal zloty terms since 1995, but a significant decrease as a proportion of GDP (from 32.8 per cent. in 1995 to 14.1 per cent. at the end of December 2002). The repayment and prepayment of external debt is in line with the Government’s debt management policies.

Consistent with this policy, the Ministry of Finance repurchased and exercised call options on a majority of its outstanding Brady Bonds, which were issued by the State Treasury in 1994 to its creditors in connection with its commercial debt restructuring. As a result of such repurchases and call exercises, the total outstanding principal amount of Brady Bonds was reduced to approximately $2.7 billion by the end of 2002.

In November 2001, the State Treasury prepaid the debt owed to Brazil, its largest creditor in the Paris Club. The nominal amount of $3.3 billion was prepaid for $2.5 billion. See “—Paris Club and London Club Agreements”.

The following table sets out the outstanding principal amount of the State Treasury’s external debt as at the end of the years 1998 to 2002:

	1998	1999	2000	2001	2002
	($ millions)
Medium- and Long-Term State Treasury External Debt
Loans:
Paris Club	24,808	22,800	21,173	16,303	17,183
Multilateral	1,884	2,061	2,311	2,457	3,006
The World Bank	1,632	1,656	1,752	1,739	1,880
European Investment Bank	209	333	462	518	822
European Bank for Reconstruction and Development	42	34	29	23	24
Council of Europe Development Bank	0	38	68	177	281
Other loans	370	320	241	190	212
Total loans	27,061	25,180	23,725	18,951	20,401

Bonds:
Brady Bonds	5,306	5,306	4,362	4,048	2,698
Foreign bonds	799	778	1,077	1,814	4,905
Total bonds	6,105	6,084	5,440	5,862	7,603

Short-Term State Treasury External Debt	0	0	0	0	275

Total State Treasury External Debt	33,167	31,264	29,165	24,812	28,279

Source:  Ministry of Finance

The following table sets out details of the State Treasury’s external debt by currency composition as at December 31, 2002:

	Original currency	Equivalent in $ millions	Per cent.
EUR	12,606.1	13,201.8	46.7
USD	9,195.9	9,195.9	32.5
GBP	973.9	1,567.9	5.5
JPY	146,494.1	1,234.0	4.4
Pool(1)	974.9	974.9	3.4
CAD	1,442.3	914.9	3.2
CHF	1,283.6	925.4	3.3
NOK	1,523.7	218.9	0.8
SEK	396.9	45.2	0.2

Total		28,278.9	100.0

(1)	Credits from the World Bank denominated in the World Bank’s “currency pool”, which is a variable basket of currencies.

Source:  Ministry of Finance

The following table sets out debt service projections as at December 31, 2002 for the State Treasury’s medium- and long-term external debt by type of creditor for the years 2003 to 2011 and beyond. The data contained in the table does not assume any refinancing of existing debt.

	2003(1)	2004(2)	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)	2010(2)	2011 and beyond(2)
	($ millions)
PRINCIPAL PAYMENTS	2,075	2,517	2,720	3,118	3,574	3,982	2,236	1,615	6,476
Loans	2,029	2,159	2,651	3,049	3,506	3,913	2,167	228	1,007
Paris Club	1,455	1,870	2,335	2,733	3,178	3,626	1,906	18	70
Multilateral	245	266	292	294	317	277	251	200	886
Other	329	24	24	22	10	10	10	10	50
Bonds	46	357	69	69	69	69	69	1,387	5,469
Brady Bonds	46	57	69	69	69	69	69	115	2,137
Foreign bonds	0	300	0	0	0	0	0	1,272	3,333

INTEREST PAYMENTS	1,019	913	837	769	689	590	487	449	2,354
Loans	563	469	417	354	279	185	86	53	895
Paris Club	380	340	301	251	190	110	25	3	5
Multilateral	171	124	112	99	86	72	60	49	886
Other	13	6	4	3	2	2	2	2	4
Bonds	456	444	420	415	410	406	401	395	1,459
Brady Bonds	149	152	150	145	140	136	131	125	1,086
Foreign bonds	308	291	270	270	270	270	270	270	373

DEBT SERVICE	3,094	3,429	3,557	3,887	4,263	4,572	2,723	2,063	8,831
Loans	2,592	2,628	3,068	3,403	3,784	4,097	2,253	281	1,903
Paris Club	1,835	2,209	2,636	2,984	3,368	3,736	1,930	21	75
Multilateral	416	390	404	393	403	349	311	249	1,773
Other	341	29	28	25	13	12	12	12	54
Bonds	502	801	489	484	479	474	469	1,782	6,928
Brady Bonds	195	210	219	214	209	204	200	240	3,222
Foreign bonds	308	591	270	270	270	270	270	1,542	3,706

(1)	Based on the 2003 Budget Act.
(2)	Figures for 2004 and beyond are based on data as of December 31, 2002.

Source:  Ministry of Finance

Poland is not in default in relation to any of its external creditors.

Paris Club and London Club Agreements

At December 31, 1990, the total external debt of Poland was approximately $48.5 billion. Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms. During the period from 1981 though 1994, Poland was in default in the payment of principal and arrears with respect to certain of its contractual payment obligations to its 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club. The amounts of total payments in arrears varied from $25 million to $2.2 billion in the case of interest and $76 million to $4.1 billion in the case of principal. In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium and long-term official credits granted by Paris Club members before January 1984. When consolidated as of April 1, 1991, these credits amounted to approximately $33 billion. The agreement gave Poland a two-stage 50 per cent. debt reduction in net present value terms. The total forgiveness of principal owed to Paris Club creditors was $6.2 billion.

In March 1994, after more than four years of negotiations, Poland and the London Club agreed to the terms of a comprehensive reduction and restructuring of the external debt owed to London Club commercial creditors including all associated interest arrears. This agreement reduced these liabilities by 49.2 per cent. in net present value terms, through forgiveness of interest arrears, debt buy-backs and bond exchanges.

Following buy-backs, the remaining London Club debt was converted into Brady Bonds comprising $2.97 billion in Discount Bonds, $0.93 billion in Par Bonds, $0.39 billion in Debt Conversion Bonds, $2.67 billion in PDI Bonds (interest arrears bonds), $0.89 billion in RSTA Bonds (trade line bonds) and $0.138 billion of New Money Bonds. The principal of the Par Bonds and RSTA Bonds is collateralized by zero-coupon U.S. Treasury bonds. As at December 31, 2002, as a result of repurchases and call exercises, the total outstanding principal amount of Brady Bonds was approximately $2.7 billion and had been further reduced to $1.6 billion as at June 30, 2003.

TOTAL EXTERNAL DEBT

The following table(1) (based on data available in March 2003) gives details of Poland’s gross external debt, by creditor and by credit type, as at the ends of the periods indicated. For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay non-residents principal, with or without interest, or to pay interest, with or without principal.

External debt includes intercompany loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

	1998	1999	2000	2001	2002
	($ millions)
Monetary Authorities	925	1,844	436	543	110
Loans	32	23	15	8	6
Currency and deposits	893	1,821	421	535	104

Central and local government(2)	34,098	32,121	32,980	29,237	35,737
Debt securities(3)(4)	7,037	6,922	9,231	10,248	14,954
Bonds and notes	6,672	6,777	9,073	10,014	14,679
Money-market instruments	365	145	158	234	275
Other investment	27,061	25,199	23,749	18,989	20,783
Loans	27,061	25,197	23,747	18,987	20,773
Other liabilities	0	2	2	2	10

Banks	5,131	6,559	6,116	6,668	7,322
Loans from direct investors (intercompany loans)	160	145	194	129	481
Debt securities	236	10	110	237	196
Bonds and notes	215	10	110	237	196
Money-market instruments	21	0	0	0	0
Other investment	4,735	6,404	5,812	6,302	6,645
Loans	2,084	3,681	3,595	3,679	3,748
Currency and deposits	2,651	2,723	2,217	2,623	2,897
Other liabilities	0	0	0	0	0

Other sectors	18,981	24,841	29,933	35,349	38,777
Loans from direct investors (Intercompany loans)	6,218	7,053	8,849	10,102	10,823
Debt securities	1,416	2,705	3,366	4,150	4,256
Bonds and notes	1,328	2,682	3,265	4,137	4,140
Money-market instruments	88	23	101	13	116
Other investments	11,347	15,083	17,718	21,097	23,698
Trade credits	3,560	5,225	5,612	6,529	7,836
Loans	7,787	9,742	11,884	14,207	15,381
Other liabilities	0	116	222	361	481

TOTAL EXTERNAL DEBT	59,135	65,365	69,465	71,797	81,946

of which:
Long-term	50,720	54,150	59,915	60,704	69,096
Short-term(5)	8,415	11,215	9,550	11,093	12,850

(1)	Compiled in compliance with the requirements of international organizations (IMF, OECD, World Bank).
(2)	From 1999 data was adjusted to include external debt of local governments.
(3)	From 1999 includes securities issued on the domestic market (Treasury bonds and Treasury bills), according to Ministry of Finance information “Zadłuzenie Skarbu Panstwa” (State Treasury Indebtedness).
(4)	Includes securities issued on the international markets (Brady Bonds and Eurobonds) net of these securities held by Polish residents.
(5)	Since information on the breakdown by maturity of trade credits current accounts and deposits of non-residents are not available, the total amount is included in short-term debt.

Source:  National Bank of Poland

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions including the World Bank, the European Investment Bank, known as the EIB, the EBRD and the IMF. As at December 31, 2002, Poland’s liabilities to multilateral financial institutions amounted to $2.46 billion, or 10.6 per cent. of the State Treasury’s total external debt.

International Bank for Reconstruction and Development

The World Bank has provided significant financial support to Polish structural reforms as well as to the development of the Polish financial, transport and energy sectors. As of December 31, 2002, the World Bank had committed a total of approximately $4.16 billion in credits to Poland, approximately $3.73 billion of which had already been disbursed.

The World Bank is also providing advisory services to Poland in many areas, including certain areas in connection with Poland’s application to join the EU.

European Investment Bank

Poland began co-operation with the EIB in 1990 when the first framework agreement was signed. The last framework agreement between the EIB and Poland signed in 1997 is valid until Poland joins the EU. The framework agreement determines the main issues of co-operation between the EIB and Poland, including co-financing investment projects in transportation, power and energy, health and education and telecommunications sectors. In addition, the EIB provides commercial-based loans to private enterprises and municipalities.

As of the end of April 2003, the EIB’s commitment in loans to Poland was €5.92 billion, out of which €3.10 billion had already been disbursed.

European Bank for Reconstruction and Development

As of December 31, 2002, the EBRD had signed 145 direct investments and regional projects worth €2.64 billion (with a total project value €11.1 billion), of which 6.6 per cent. is debt and 33.4 per cent. is equity participation. Approximately 92 per cent. of the investment has been made in the private sector and 8 per cent. in the public sector. The EBRD commitment includes State budget loans of €46.9 million which have been fully disbursed.

International Monetary Fund

In 1995, Poland repaid all outstanding amounts drawn from the IMF.

Currently the IMF performs standard Article IV consultations with Poland on a 12-month cycle, however Poland invites the IMF in mid-year to review its fiscal and monetary policies.

Poland is a member of the IMF’s Special Data Dissemination System and provides to the public information about its practices and standards in disseminating economic and financial data.

In 1999, Poland was invited to participate in the financial transactions plan of the IMF. Under this plan, Poland contributes to the funding of IMF investments, based on Poland’s quota which is determined by the IMF as the upper limit of any one country’s obligation to make resources available to the IMF for its financial transactions.

International Development Association

Since 1988, Poland has been a member and contributor to the International Development Association, known as the IDA, which grants preferential long-term loans to the world’s poorest countries. As of December 31, 2002, the Polish contribution to the IDA amounted to special drawing rights of SDR 13.5 million (out of which special drawing rights of SDR 11.1 million had already been paid in).

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank, or the NIB, it has access to the NIB’s resources.

As of December 31, 2002, the NIB had committed loans of approximately $247.77 million to Poland, approximately $215.23 million of which has already been disbursed.

Council of Europe Development Bank

Poland has been a member of the Council of Europe Development Bank, or CEB, since 1998. The total value of loans granted by the CEB amounts to PLN 1.02 billion, PLN 765.6 million of which has already been disbursed.

DESCRIPTION OF THE SECURITIES

The debt securities, or Securities, will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. Those terms may include:

•	the principal amount of the Securities;

•	the price of the Securities;

•	the stated maturity date on which the State Treasury must repay the Securities;

•	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments will be made;

•	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•	the currency in which the State Treasury may pay the Securities and any interest; and

•	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland, and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)	any Security Interest which secures Poland’s $934.67 million Collateralized Par Bonds due 2024 and $891.07 million Collateralized RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

(b)	any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(c)	any Security Interest existing on property at the time of its acquisition; or

(d)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(e)	any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to (i) properties which are the subject of such Project Financing or (ii) revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(f)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other jurisdiction or entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over–the–counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to additional amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any additional amounts, however, if the tax is:

•	a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•	a tax, assessment or other governmental charge which is payable other than by withholding;

•	a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•	a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	imposed as a result of any combination of the items listed above.

Furthermore, no additional amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such additional amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any additional amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

(a)	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof;

(b)	the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

(c)

prior to (and excluding) the EU Accession Date (i) the acceleration of the maturity (other than by optional or mandatory prepayment or redemption) of any Public External Indebtedness of Poland, (ii) Poland defaults in the payment of any principal of or interest on any of its Public External Indebtedness when and as the same shall become due and payable, and such default continues for more than the period of grace, if any, originally applicable thereto, or (iii) Poland defaults in the payment when due and called upon (after the expiry of the period of grace, if any, originally applicable thereto) of any guarantee or indemnity of Poland in respect of any Public External Indebtedness of any other Person; provided that the aggregate amount of the relevant Public External Indebtedness in respect of which one or more of the events mentioned in this paragraph (c) have occurred equals or exceeds $50,000,000 or its equivalent; or

(d)	prior to (and excluding) the EU Accession Date, a moratorium on the payment of principal of, or interest on, the Public External Indebtedness of Poland is declared by Poland;

then (l) in the case of an event referred to in (a) or (d) above, any Securityholder may, by notice in writing to the State Treasury at the specified office of the fiscal agent, declare such Security to be immediately due and payable and (2) in the case of any event referred to in (b) or (c) above, the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 per cent. in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement. After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 per cent. in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

For these purposes:

“EU Accession Date” means the date on which Poland becomes a member state of the European Union.

Modification

With the written consent of the holders of more than 50 per cent. in aggregate principal amount of the outstanding Securities of a series, the State Treasury and the fiscal agent may modify, amend or supplement the terms of the Securities of that series or, insofar as affects the Securities of that series, the Fiscal Agency Agreement, in any way. Holders of more than 50 per cent. of the aggregate principal amount of any series may, at a meeting of holders or by written consent, make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement or the Securities of that series to be made, given or taken by holders of Securities of that series. No such action may, without the consent of the holder of each Security of a series:

•	change the due date for the payment of the principal of, or any installment or interest on, any Security of that series;

•	reduce the principal amount of any Security of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any Security of that series;

•	reduce the interest rate on any Security of that series;

•	change the currency in which any amount in respect of the Securities of that series is payable;

•	reduce the proportion of the principal amount of the Securities of that series that is required for any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	change the obligation of the State Treasury to pay additional amounts on Securities of that series.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

•	adding to the covenants of the State Treasury;

•	surrendering any right or power conferred upon the State Treasury;

•	securing the Securities of that series;

•	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•	amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities, each a Global Security, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, its nominee and/or one or more depositories named in the prospectus supplement, such as the Euroclear System, known as Euroclear, or Clearstream Banking, sociéte anonyme, known as Clearstream. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depository or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depository or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depository or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depository. The State Treasury expects that the depository or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depository or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

•	will not be entitled to have the Securities represented by such Global Security registered in their names;

•	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depository or its nominee, as the holder of the Global Security, would be entitled to take, the depository would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

•	by the related depository to a nominee of such depository or by a nominee of such depository to such depository or any other nominee of such depository; or

•	by such depository or any such nominee to another depository for such Securities or its nominee or to a successor of the depository or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

•	the depository, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depository ceases to be a clearing agency registered under applicable law and a replacement depository is not appointed within 90 days;

•	the State Treasury decides not to have all of the related Securities represented by such Global Security;

•	an event of default has occurred and is continuing; or

•	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depository shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depository or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten year limitation period on claims for principal and a three year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The State Treasury will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1975, or the Immunities Act, may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws. In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure. Such rules provide for enforcement of foreign judgments on the basis of reciprocity if (a) such judgment is enforceable in the country where it has been rendered; and (b) the requirements set forth in Article 1146 § 1, Points 1 to 6 of the Polish Code of Civil Procedure have been satisfied. The additional requirements referred to under (b) above provide that (i) the matter must have been finally adjudicated in the country where the judgment for which enforcement is sought has been rendered; (ii) the subject matter of the judgment does not fall under the exclusive jurisdiction of Polish courts or the courts of a third country; (iii) all due process requirements have been complied with; (iv) the judgment is not inconsistent with the basic principles of Poland’s legal order; (v) the matter has not already been finally adjudicated in Poland; and (vi) in rendering the judgment in a case in which Polish law should have been applied, such law has been actually applied, unless the foreign law applied in the case does not materially differ from applicable Polish law. Subject to the above, in general, the enforceability in Poland of final judgments of U.S. courts obtained other than by default generally would not require retrial in Poland. In addition, the Polish Code of Civil Procedure contains specific rules regarding execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. Polish courts may enter and enforce judgments in foreign currencies.

The State Treasury has appointed an authorized agent in The City of New York upon which service of process can be made. As a result of the State Treasury’s appointment of such agent in New York, investors will be able to effect service of process upon Poland in original actions in Federal and State courts in The City of New York (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okregowy), and such court is responsible for service upon the defendant.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

•	at a fixed price or prices which we may change;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities will be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swietokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case, 7-11 Moorgate, London, England, United States counsel for the State Treasury and, as to Polish law, by White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy—Kancelaria Prawna Spółka Komandytowa, Królewska Center, ul. Marszałkowska 142, 00-061, Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this Prospectus with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this Prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Ryszard Michalski, Undersecretary of the State in the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Ryszard Michalski, Undersecretary of the State in the Ministry of Finance and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the securities on file at the SEC, contains further information.

State Treasury Internal Debt

Non-Marketable Treasury bonds with a maturity at issuance of more than one year as at December 31, 2002

Issue	Issue Date	Final Maturity Date	Principal Amount			Interest Rate
			Issued	Outstanding
			(PLN millions)			(%)
Restructuring Bond “A”	30/07/93	31/07/08	1,100.0	323.3	(1)	Floating
Restructuring Bond “B”	16/12/93	17/12/08	573.0	1,104.0	(1)	Floating
Restructuring Bond “C”	29/12/93	30/12/08	427.0	857.4	(1)	Floating
Restructuring Bond “D”	21/11/94	22/11/09	1,900.0	3,244.1	(1)	Floating

Bonds allocated to increasing the capital of BGZ S.A.	23/09/96	24/09/11	600.0	765.0	(1)	Floating

Subtotal			4,600.0	6,293.8

Bond Issue denominated in US Dollars	23/09/91	01/04/04	$5,453	$655.0	(2)	Floating
Bond Issue denominated in US Dollars 2001 NBP	13/11/01	13/11/03	$2,140	$1,070.0	(3)	Floating

Subtotal			$7,593	$1,725.0

CK 0403	29/09/99	22/04/03	3,076.3	2,560.0		10
PK 0704	29/09/99	22/07/04	3,076.3	3,076.3		8.5
DK 0809	29/09/99	22/08/09	3,076.3	3,076.3		6.0
Coupon
Subtotal			16,439.1	14,182.3

(1)	Payable in semi-annual instalments over the life of the issue.
(2)	Payable in semi-annual instalments of $219 million each.
(3)	Payable in semi-annual instalments of $535 million each.

Source:  Ministry of Finance

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year as at December 31, 2002

			Principal Amount
Series No.	Issue Date	Maturity Date	Issued	Outstanding	Interest Rate
			(PLN millions)		(%)
DZ1205	12/13/95	12/14/05	500.00	500.00	Floating
DZ0406	03/20/96	04/18/06	767.70	767.70	Floating
DZ0706	06/19/96	07/18/06	935.62	935.62	Floating
DZ1006	09/18/96	10/18/06	313.55	313.55	Floating
DZ0107	12/18/96	01/18/07	193.26	193.26	Floating
DZ0407	03/19/97	04/18/07	3.50	3.50	Floating
DZ0707	07/17/97	07/18/07	75.00	75.00	Floating
DZ0108	01/17/98	01/18/08	279.00	279.00	Floating
DZ0708	07/17/98	17/18/08	1,029.97	1,029.97	Floating
DZ0109	01/17/99	01/18/09	1,920.27	1,920.27	Floating
DZ0709	07/17/99	07/18/09	694.42	694.42	Floating
DZ0110	02/18/00	01/18/10	1,853.83	1,853.83	Floating
DZ0811	08/18/01	08/18/11	1,285.50	1,285.50	Floating

			9,851.62	9,851.62
OK0403	04/12/01	04/21/03	4,027.62	4,027.62	Zero coupon
OK0803	08/12/01	08/21/03	6,539.20	6,539.20	Zero coupon
OK1203	12/12/01	12/21/03	8,000.00	8,000.00	Zero coupon
OK0404	04/12/02	04/21/04	6,506.61	6,506.61	Zero coupon
OK0804	08/12/02	08/21/04	9,666.97	9,666.97	Zero coupon
OK1204	12/12/02	12/21/04	3,000.00	3,000.00	Zero coupon

			37,740.40	37,740.00
OS0203	10/12/97	02/12/03	1,167.00	1,167.00	12.00
OS0603	02/12/98	06/12/03	2,523.25	2,523.25	12.00
OS1003	06/12/98	10/12/03	1,403.62	1,403.62	12.00
OS0204	10/12/98	02/12/04	2,376.12	2,376.12	10.00
OS0604	02/12/99	06/12/04	3,021.39	3,021.39	10.00
OS1004	06/12/99	10/12/04	703.00	703.00	10.00
PS1004	10/12/99	10/12/04	3,417.05	3,417.05	8.50
PS0205	02/12/00	02/12/05	6,179.81	6,179.81	8.50
PS0605	06/12/00	06/12/05	3,796.94	3,796.94	8.50
PS1005	10/12/00	10/12/05	4,342.03	4,342.03	8.50
PS0206	02/12/01	02/12/06	5,509.13	5,509.13	8.50
PS0506	05/12/01	05/12/06	5,836.61	5,836.61	8.50
PS1106	11/12/01	11/12/06	13,411.77	13,411.77	8.50
PS0507	05/12/02	05/12/07	10,390.74	10,390.74	8.50
PS0608	11/24/02	06/24/08	3,694.38	3,694.38	5.75
DS0509	05/24/99	05/24/09	1,275.75	1,275.75	6.00
DS1109	11/24/99	11/24/09	3,382.26	3,382.26	6.00
DS1110	11/24/00	11/24/10	10,217.04	10,217.04	6.00
DS1013	10/24/02	10/24/13	1,500.00	1,500.00	5.00
WS0922	04/22/02	09/23/22	1,400.00	1,400.00	5.75

			85,547.90	85,547.90

Source:  Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year as at December 31, 2002

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)		(%)
TZ0203	07/02/00	05/02/03	500.0	498.41	Floating
TZ0503	05/05/00	05/05/03	500.0	500.00	Floating
TZ0803	04/08/00	05/08/03	400.0	367.97	Floating
TZ1103	02/11/00	05/11/03	400.0	400.00	Floating
TZ0204	01/02/01	05/02/04	400.0	400.00	Floating
TZ0504	04/05/01	05/05/04	400.0	400.00	Floating
TZ0804	01/08/01	05/08/04	1,000.0	865.28	Floating
TZ1104	02/11/01	05/11/04	1,000.0	1,000.00	Floating
TZ0205	01/02/02	05/02/05	1,000.0	462.62	Floating
TZ0505	06/05/02	05/05/05	1,000.0	493.41	Floating
TZ0805	01/08/02	05/08/05	1,000.0	477.99	Floating
TZ1105	04/11/02	05/11/05	1,000.0	268.39	Floating

COI1003	01/10/99	4 years from day of purchase	100.0	6.02	Floating
COI1103	02/11/99	4 years from day of purchase	150.0	5.35	Floating
COI1203	01/12/99	4 years from day of purchase	100.0	5.45	Floating
COI0104	03/01/00	4 years from day of purchase	100.0	5.02	Floating
COI0204	01/02/00	4 years from day of purchase	100.0	5.15	Floating
COI0304	01/03/00	4 years from day of purchase	100.0	6.17	Floating
COI0404	03/04/00	4 years from day of purchase	100.0	3.04	Floating
COI0504	04/05/00	4 years from day of purchase	100.0	6.11	Floating
COI0604	01/06/00	4 years from day of purchase	100.0	3.37	Floating
COI0704	03/07/00	4 years from day of purchase	100.0	89.55	Floating
COI0804	01/08/00	4 years from day of purchase	150.0	53.14	Floating
COI0904	01/09/00	4 years from day of purchase	150.0	139.00	Floating
COI1004	02/10/00	4 years from day of purchase	150.0	72.81	Floating
COI1104	02/11/00	4 years from day of purchase	150.0	46.88	Floating
COI1204	01/12/00	4 years from day of purchase	150.0	25.41	Floating
COI0105	02/01/01	4 years from day of purchase	150.0	23.36	Floating
COI0205	01/02/01	4 years from day of purchase	150.0	10.06	Floating
COI0305	01/03/01	4 years from day of purchase	150.0	9.68	Floating
COI0405	02/04/01	4 years from day of purchase	150.0	10.32	Floating
COI0505	04/05/01	4 years from day of purchase	150.0	9.27	Floating
COI0605	01/06/01	4 years from day of purchase	150.0	6.72	Floating
COI0705	02/07/01	4 years from day of purchase	150.0	7.71	Floating
COI0805	01/08/01	4 years from day of purchase	150.0	23.48	Floating
COI0905	03/09/01	4 years from day of purchase	150.0	27.96	Floating
COI1005	01/10/01	4 years from day of purchase	150.0	110.76	Floating
COI1105	02/11/01	4 years from day of purchase	150.0	149.16	Floating
COI1205	03/12/01	4 years from day of purchase	150.0	15.69	Floating
COI0106	02/01/02	4 years from day of purchase	150.0	23.97	Floating
COI0206	01/02/02	4 years from day of purchase	150.0	25.73	Floating
COI0306	01/03/02	4 years from day of purchase	150.0	25.13	Floating
COI0406	02/04/02	4 years from day of purchase	150.0	21.51	Floating
COI0506	06/05/02	4 years from day of purchase	150.0	12.79	Floating
COI0606	03/06/02	4 years from day of purchase	150.0	10.66	Floating
COI0706	01/07/02	4 years from day of purchase	150.0	12.96	Floating
COI0806	01/08/02	4 years from day of purchase	150.0	6.17	Floating
COI0906	02/09/02	4 years from day of purchase	150.0	2.65	Floating
COI1006	01/10/02	4 years from day of purchase	150.0	4.61	Floating
COI1106	04/11/02	4 years from day of purchase	150.0	16.09	Floating
COI1206	02/12/02	4 years from day of purchase	150.0	8.86	Floating

			14,000.0	7,181.85

(1)	A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date.

Source:  Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year as at December 31, 2002

Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)		(%)
DOS0103	02/01/01	2 years from day of purchase	300.0	211.78	16.0
DOS0203	01/02/01	2 years from day of purchase	300.0	285.78	16.0
DOS0303	01/03/01	2 years from day of purchase	300.0	134.68	15.0
DOS0403	02/04/01	2 years from day of purchase	300.0	214.81	15.0
DOS0503	04/05/01	2 years from day of purchase	300.0	271.53	15.0
DOS0603	01/06/01	2 years from day of purchase	500.0	331.57	15.0
DOS0703	02/07/01	2 years from day of purchase	500.0	481.37	15.0
DOS0803	01/08/01	2 years from day of purchase	500.0	494.09	15.0
DOS0903	03/09/01	2 years from day of purchase	500.0	494.51	14.5
DOS1003	01/10/01	2 years from day of purchase	500.0	493.91	13.5
DOS1103	02/11/01	2 years from day of purchase	500.0	496.19	12.0
DOS1203	03/12/01	2 years from day of purchase	500.0	123.64	10.0
DOS0104	02/01/02	2 years from day of purchase	500.0	298.66	10.0
DOS0204	01/02/02	2 years from day of purchase	500.0	171.39	9.0
DOS0304	01/03/02	2 years from day of purchase	500.0	176.00	9.0
DOS0404	02/04/02	2 years from day of purchase	500.0	110.18	8.5
DOS0504	06/05/02	2 years from day of purchase	500.0	140.33	8.5
DOS0604	03/06/02	2 years from day of purchase	500.0	185.49	8.5
DOS0704	01/07/02	2 years from day of purchase	500.0	272.39	7.9
DOS0804	01/08/02	2 years from day of purchase	500.0	288.34	7.9
DOS0904	02/09/02	2 years from day of purchase	500.0	215.13	7.5
DOS1004	01/10/02	2 years from day of purchase	500.0	190.98	7.0
DOS1104	04/11/02	2 years from day of purchase	500.0	374.13	6.5
DOS1204	02/12/02	2 years from day of purchase	500.0	213.50	6.0
SP1206	03/12/01	03/12/06	500.0	500.00	9.0
SP0307	01/03/02	01/03/07	500.0	187.49	8.0
SP0607	03/06/02	03/06/07	500.0	498.63	8.0
SP0907	02/09/02	02/09/07	500.0	500.00	6.5
SP1207	02/12/02	02/12/07	500.0	76.50	5.5

			13,500.00	8,433.01

(1)	A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date.

Source:  Ministry of Finance

State Treasury External Debt

With a maturity at issuance of more than one year

as at December 31, 2002

				Principal Amount		Interest Rate(1)
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	(%)
				($ millions)
Paris Club Creditors(2)	EUR	1991	2009	2,980.4	6,114.7	4.60 / Floating
	USD	1991	2009	2,354.1	1,592.8	4.98 / Floating
	JPY	1991	2009	927.2	—	2.22
	JPY	1991	2014	185.0	—	3.90
	CAD	1991	2009	—	914.9	Floating
	GBP	1991	2009	—	923.9	Floating
	CHF	1991	2009	580.7	344.7	1.97 / Floating
	Other	1991	2009	218.9	45.2	4.63/Floating

				7,246.4	9,936.2

Other External Creditors(3)
Collateralized Par Bonds	USD	1994	2024	744.7	—	3.75
Collateralized RSTA Bonds	USD	1994	2024	448.6	—	4.50(4)
Past Due Interest Bonds(5)	USD	1994	2014	1,112.1	—	7.00
Debt Conversion Bonds(6)	USD	1994	2019	393.0	—	6.00(7)
$300 million 7 1/8% Notes (Yankee)	USD	1997	2004	300.0	—	7.125
$100 million 7 3/4% Bonds (Yankee)	USD	1997	2017	100.0	—	7.75
€600 million 6% Notes (Eurobonds)	EUR	2000	2010	628.4	—	6.00
€1 billion 5 1/2% Notes (Eurobonds)	EUR	2001	2011	1,047.3	—	5.50
€750 million 5 1/2% Notes (Eurobonds)	EUR	2002	2012	785.4	—	5.50
$1.4 billion 6 1/4% Notes (Global)	USD	2002	2012	1,400.0	—	6.25
£400 million 5 5/8% (Eurobonds)	GBP	2002	2010	644.0	—	5.63
World Bank	Various(8)	1990	2007	—	129.3	Floating
World Bank	Various(8)	1991	2008	—	194.6	Floating
World Bank	USD(9)	1991	2008	—	9.3	Floating
World Bank	Various(8)	1992	2009	—	32.1	Floating
World Bank	USD(9)	1992	2009	—	26.7	Floating
World Bank	Various(8)	1993	2010	—	501.1	Floating
World Bank	USD(9)	1993	2010	—	13.1	Floating
World Bank	Various(8)	1994	2012	—	117.9	Floating
World Bank	USD	1996	2013	—	25.8	Floating
World Bank	EUR	1996	2013	—	21.6	Floating
World Bank	USD	1997	2012	—	296.4	Floating
World Bank	EUR	1997	2012	—	41.2	Floating
World Bank	EUR	1999	2014	—	293.4	Floating
World Bank	EUR	2000	2015	—	53.0	Floating
World Bank	EUR	2000	2016	—	6.2	Floating
World Bank	EUR	2001	2011	—	118.1	Floating
European Investment Bank	USD	1993	2013	13.8	—	7.50
European Investment Bank	EUR	1994	2014	104.7	—	5.25
European Investment Bank	EUR	1996	2016	97.7	—	5.77
European Investment Bank	EUR	1997	2022	235.6	—	5.46
European Investment Bank	EUR	1998	2018	215.4	—	5.15
European Investment Bank	EUR	2000	2019	46.1	—	5.21

				Principal Amount		Interest Rate(1)
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	(%)
				($ millions)
European Investment Bank	EUR	2000	2020	108.2	—	5.09
European Bank of Reconstruction and Development	EUR	1993	2008	—	23.6	Floating
Council of Europe Development Bank	EUR	1999	2014	39.9	—	5.32
Council of Europe Development Bank	EUR	2000	2015	36.1	—	5.80
Council of Europe Development Bank	EUR	2001	2016	133.3	—	5.34
Council of Europe Development Bank	EUR	2002	2017	71.6	—	5.36
Other	USD	93-98	03-23	80.6	285.0	5.21 / Floating
	JPY	1990	2015	121.8	—	2.90

				8,908.3	2,188.1

(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	The instalments payable to Paris Club creditors increase from $1.5 billion in 2003 to $3.6 billion in 2008. In 2009, an instalment of $1.9 billion is due and between 2010-2014 the remaining Paris Club debt is repaid in instalments of between $9 million and $18 million.
(3)	External debt payable to international finance institutions is generally payable in instalments over the life of the loans.
(4)	Increasing in stages to 5.00% in 2015.
(5)	Payable in semi-annual instalments increasing from $24.9 million in 2002 to $174.1 million in 2014.
(6)	Payable in semi-annual instalments of $35.7 million each between 2014 and 2019.
(7)	Increasing in stages to 7.50% in 2005.
(8)	Credits from the World Bank denominated in the World Bank’s “currency pool”, which is a variable basket of currencies.
(9)	Originally denominated in the World Bank’s “currency pool”, in 1998 converted to US dollars.

Source:  Ministry of Finance

State Guarantees and Sureties

With a maturity at issuance of more than one year

as at December 31, 2002

	Maturities
	2003(1)	2004	2005	2006	2007	2008	Total
	(PLN)
Foreign guarantees	1,389,053,858	1,043,880,164	1,940,436,365	1,109,993,433	1,446,165,447	1,022,695,839	7,952,225,105
Domestic sureties	2,671,341,071	1,644,375,322	1,060,202,916	1,056,261,848	1,015,934,501	660,014,835	8,108,130,493
Total	4,060,394,929	2,688,255,485	3,000,639,281	2,166,255,281	2,462,099,948	1,682,710,674	16,060,355,598

(1)	In addition, State insurance guarantees in an aggregate amount of $1 billion which mature in 2003.

Source:  Ministry of Finance

PART II

(As required by Items (11) and (14) of Schedule B of the Securities Act of 1933)

I.	The issuer hereby agrees to furnish the opinions of the Director of the Legal Department of the Ministry of Finance, Poland, as to the legality of each issue of the securities in post-effective amendments to this Registration Statement or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

II.	An itemized statement showing estimated expenses of the State Treasury, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

UNDERTAKINGS

The State Treasury hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; and

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the State Treasury shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Poland pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS OF REGISTRATION STATEMENT

The Registration Statement consists of:

(1)	Facing sheet.

(2)	Cross Reference sheet.

(3)	Part I consisting of the Prospectus.

(4)	Part II consisting of pages numbered II-1 through II-4.

(5)	The following exhibits:

(A)	Form of proposed Fiscal Agency Agreement.*

(B)	Form of Note (attached to the form of Fiscal Agency Agreement).

(C)	Form of proposed Underwriting Agreement.*

(6)	Opinion of the Director of the Legal Department, Ministry of Finance, Poland as to the legality of the Securities.

(7)	Opinions of White & Case LLP, London, U.S. counsel, and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy–Kancelaria Prawna Spółka Komandytowa, Polish counsel, to Poland as to the legality of the Securities.

(8)	The consent of the Director of the Legal Department, Ministry of Finance, Poland (included in (6)).

(9)	The consents of White & Case LLP and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy– Kancelaria Prawna Spółka Komandytowa (included in (7)).

(10)	The consent of Mr. Ryszard Michalski, Undersecretary of State in the Ministry of Finance, Poland (included on page II-3).

*	Filed as an exhibit to Registration Statement No. 333-89650 and incorporated by reference herein and made part of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Warsaw on August 20, 2003.

THE STATE TREASURY OF THE REPUBLIC OF POLAND, represented by the Minister of Finance

By	/s/ RYSZARD MICHALSKI

Name: Ryszard Michalski* Title: Undersecretary of State in the Ministry of Finance, Poland

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to have been supplied by him and stated on his authority.

EXHIBIT INDEX

Exhibit Number			Description	Page No.

(5)	A	—	Form of Fiscal Agency Agreement*

	B	—	Form of Note (attached to the form of Fiscal Agency Agreement under A above)*

	C	—	Form of Underwriting Agreement*

(6)		—	Opinion of the Director of the Legal Department, Ministry of Finance, Poland

(7)		—	Opinions of White & Case, London, U.S. counsel, and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy–Kancelaria Prawna Spółka Komandytowa, Polish counsel, to Poland as to the legality of the Notes

(8)		—	The consent of the Director of the Legal Department, Ministry of Finance, Poland (included in (6))

(9)		—	The consents of White & Case LLP and White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy–Kancelaria Prawna Spółka Komandytowa (included in (7))

(10)		—	Consent of Ryszard Michalski, Undersecretary of State in the Ministry of Finance, Poland (included on page II-3)

*	Filed as an exhibit to Registration Statement No. 333-89650 and incorporated by reference herein and made part of this Registration Statement.